FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Business Report The fiscal year ended March 31, 2008

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 5, 2008

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2008

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director
Executive Vice President
Chief Financial Officer

MITSUI & CO., LTD.

Business Report

The fiscal year ended March 31, 2008

April 1, 2007 to March 31, 2008

The 89th fiscal year of Mitsui & Co., Ltd.

Translated document

This report has been prepared in English solely for the convenience of foreign readers, based on the *Hokokusho* for Mitsui's 89th fiscal year. The original report in Japanese is definitive.

Terminology

In this translated report, the terms the "Company" or "Mitsui" refer to Mitsui & Co., Ltd.

From the President

We are pleased to bring you the Business Report for our 89th fiscal year, which ended on March 31, 2008.

For the fiscal year under review we achieved consolidated net income of ¥410.1 billion and non-consolidated net income of ¥157.9 billion, considerably higher than our results in the previous fiscal year.

An interim dividend of ¥23 per share has already been paid during the year, and we propose paying a year-end dividend of a further ¥23 per share. This represents a total annual dividend of ¥46 per share, ¥12 per share higher than in the previous fiscal year.

We posted earnings growth in the period under review, driven by robust economic activity in emerging countries, rising prices of mineral and metal resources and energy, which were strongly impacted by this activity, and other factors. However, we are also seeing instability in financial markets triggered by the sub-prime loan problem in the United States, a strengthening of the yen, a downturn in equity markets and economic slowdowns in the United States, Europe and Japan.

While remaining constantly aware of the external environment, we intend to work to raise corporate value by continuing to harness our comprehensive business engineering capabilities and allocating our business resources in the best possible way, based on our Medium-Term Management Outlook announced in May 2006.

We look forward to your continued support.

Shoei Utsuda

President and Chief Executive Officer

June 2008

Index

• Business Report	2

I Business Review	2

1. Operating Environment

2. Operating Results, Financial Condition and Etc.

3. Progress on Medium-Term Management Outlook

4. Principal Shareholders

5. Outline of Financing and Capital Expenditure

6. Trends in Value of Group Assets and Profitability

7. Key issues to address

II Corporate Outline	21

1. Principal Group Business

2. Principal Group Offices

3. Shares of Mitsui & Co., Ltd.

4. Principal Shareholders

5. Group Employees

6. Principal Sources of borrowings

7. Principal Subsidiaries

8. Senior Company Officers and Auditors

9. Details of Independent Auditors

10. Necessary systems to ensure appropriate operations

• Consolidated Balance Sheets	35

• Statements of Consolidated Income	37

• Statements of Consolidated Shareholders’ Equity	39

• Statements of Consolidated Cash Flows	44

• Operating Segment Information	46

• Balance Sheets	48

• Statements of Income	52

• Statement of Change in Equity	54

• Independent Auditors’ Report (Copy)	66

• Independent Auditors’ Report (Copy)	67

• Corporate Auditors’ Report	68

Note: In this translated report, the term “the Group” refers to “corporate organizations” as defined in Clause 2, Article 122 of the enforcement regulations of the Corporate Law of Japan.

●	BUSINESS REPORT (April 1, 2007 to March 31, 2008)

●	TRENDS IN KEY CONSOLIDATED MANAGEMENT INDICES

(Billions of yen)

	Year ended Mar. 31, 2005	Year ended Mar. 31, 2006	Year ended Mar. 31, 2007	Year ended Mar. 31, 2008
Gross profit	679.9	784.6	866.3	988.1
Operating income	173.0	247.7	282.8	374.8
Equity in earnings of associated companies	64.3	94.2	153.1	154.3
Net income	121.1	202.4	301.5	410.1

PART I: BUSINESS REVIEW

1. OPERATING ENVIRONMENT

An overview of the operating environment in the fiscal year under review is as follows.

THE GLOBAL ECONOMY

The slowdown in the U.S. economy intensified from the middle of the fiscal year, and instability continued in the financial markets, due to a decline in residential investment and increasing losses at financial institutions. In response, the Federal Reserve Board strove to improve the financial and economic environment by implementing a series of policy interest rate cuts.

Despite a slowdown in growth of exports to the United States, Asia as a whole continued to enjoy strong growth, with increasing levels of industrial and construction investment, particularly in China.

Europe continued its moderate recovery, underpinned by factors including growth in exports and industrial investment in Germany and increasing consumer spending in the United Kingdom and France.

Prices of internationally traded commodities such as crude oil, non-ferrous metals and grains continued to rise, reaching record highs in March 2008. In the first half of the fiscal year, central banks across the world raised interest rates moderately, but in the second half the United States implemented a series of policy rate cuts and the United Kingdom and Canada also lowered interest rates.

JAPANESE ECONOMY

In Japan, exports of automobiles, steel and chemical products and other materials, particularly to emerging countries, continued to grow. As a result, industrial production remains strong and the employment situation improved. Consumer spending continued to increase owing to the rising popularity of flat-screen TVs and cable television related services.

On the other hand, as a result of the impact of the revised Building Standards Law enforced in June 2007, investment in construction of residential housing and commercial facilities dropped off sharply, and business confidence declined particularly in construction and related industries.

The economy as a whole was moving steady over the course of the year, despite a moderate decline in the pace of expansion in the fiscal second half.

In foreign exchange, the yen strengthened against the U.S. dollar, but remained weak against the Euro and other major currencies.

2. OPERATING RESULTS, FINANCIAL CONDITION AND ETC.

1	EXECUTIVE SUMMARY

(1)	BUSINESS PERFORMANCE OVERVIEW

Mitsui and its subsidiaries posted a considerably higher net income of ¥410.1 billion, ¥108.6 billion higher than the ¥301.5 billion recorded in the previous fiscal year. By operating segment, the Mineral and Metal Resources and Energy segments posted substantial increases in income due to gains on divestitures of interests in major projects such as iron ore manufacturer Sesa Goa Limited (“Sesa Goa”) in India and the Sakhalin II project. The income increases in both segments were also partly attributable to rising prices accompanied by generally steady growth in equity production volumes. Transactions and various types of business in the Iron & Steel Products, Chemical and Machinery & Infrastructure Projects segments continued to perform well, and results recovered in the Foods & Retail segment, which recorded large impairment losses in the previous fiscal year. However, the Americas segment posted lower net income, due to write-downs on ready-built house sales business as a result of the impact of the sub-prime loan problem in the Americas, a downturn in business within the Americas and other factors. In addition, write-downs relating to listed marketable securities in Japan increased, mainly at companies in which Mitsui has invested in automotive and financial market-related industries.

(2)	FINANCIAL CONDITION

Total assets as of March 31, 2008 were ¥9.7 trillion, a decrease of ¥0.1 trillion compared to March 31, 2007. Total investments and plant, property and equipment decreased ¥0.2 trillion, due to a reduction in the investment balance with respect to the Sakhalin II project, the impact of the stronger yen and the downturn in the Japanese equity markets at the end of the fiscal year, and other factors, which offset new investments and expansion of existing investments in mineral and metal resources, energy, machinery and infrastructure projects and the Americas. As of March 31, 2008, shareholders’ equity had increased to ¥2.2 trillion due to the growth in net income for the year and other factors, and the Net Debt-to-Equity Ratio was 1.27 times. Return on equity in the fiscal year ended March 31, 2008 was 19.1%.

(3)	CASH FLOW

Net cash provided by operating activities for the fiscal year ended March 31, 2008 was ¥415.8 billion, reflecting steady operating income. Net cash used in investing activities was ¥104.8 billion, as a result of expenditures for various new investments and expansion projects, which was largely offset by cash provided from large-scale divestitures of interests in Sakhalin II, Sesa Goa and other assets. As a result, free cash flow for the fiscal year ended March 31, 2008 was a net inflow of ¥311.0 billion.

2	RESULTS OF OPERATIONS: Key items of consolidated income

●	GROSS PROFIT

Gross profit for the fiscal year ended March 31, 2008 was ¥988.1 billion, an increase of ¥121.8 billion from the previous fiscal year. Increases in energy were the major drivers in the Group’s increase in consolidated gross profit, with contributions coming from the consolidation of Mitsui Oil Exploration Co., Ltd. (Japan) (“MOECO”), the increase in production at the Enfield Oil Field in Australia and the commencement of production at the Tui Oil Field in New Zealand.

Automotive, shipping, rolling stock leasing and other Machinery & Infrastructure Projects businesses, and basic materials such as various chemical products and steel products at Mitsui and its subsidiaries, although differing by item also continued to show good overall performance, reflecting a favorable economic environment.

*	MOECO was made a consolidated subsidiary in the fourth quarter of the previous fiscal year, having formerly been an associated company. As a result, gross profit recorded from the company increased significantly. However, this means that most of the increase in gross profit was transferred from previously being recorded as equity in earnings of associated companies.

●	OPERATING INCOME

Operating income* for the fiscal year ended March 31, 2008 was ¥374.8 billion, an increase of ¥92.0 billion compared to the previous fiscal year. Factors contributing to this increase included the large increase in gross profit noted above, which was partly offset by increases in selling, general and administrative expenses in Machinery & Infrastructure Projects, Energy and the Americas, reflecting consolidation of new subsidiaries acquired by these operating segments.

*	Operating income = [gross profit – selling, general and administrative expenses – provision for doubtful receivables]

●	EQUITY IN EARNINGS OF ASSOCIATED COMPANIES—NET (AFTER INCOME TAX EFFECT)

Equity in earnings of associated companies—net (after income tax effect) for the fiscal year ended March 31, 2008 was ¥154.3 billion, an increase of ¥1.2 billion compared to the previous fiscal year. Performance at associated companies was strong in general, with higher earnings at Valepar S.A. (Brazil) (Valepar)*[1] due to strong operating results at Vale concomitant with higher iron ore and nickel prices, and good results at Australian LNG operation Japan Australia LNG (MIMI) Pty. Ltd. and our Brazilian gas distribution operations. Major losses included a mark-to-market evaluation loss*[2] on long-term swap agreements relating to overseas power generation business, and an equity evaluation loss reflecting the decline in market value of ASAHI TEC CORPORATION (Japan) (“Asahi Tec”).

An additional factor was the change in accounting treatment of MOECO following the inclusion of the company in the scope of consolidation, because of which the announced result increased only slightly from the previous fiscal year.

*1	Valepar is a controlling shareholder of Vale (formerly named Companhia Vale do Rio Doce), a mineral resources company in Brazil.

*2	We recorded a mark-to-market evaluation loss, based on wholesale power market conditions, with respect to power swap contracts valid during the period of long-term power supply contracts.

●	NET INCOME

Net income for the fiscal year ended March 31, 2008 was ¥410.1 billion, an increase of ¥108.6 billion compared to previous fiscal year. In addition to the higher operating income and equity in earnings of associated companies, factors contributing to this increase include the following:

•      Income from discontinued operations—Net (after income tax effect) increased by ¥68.6 billion to ¥71.0 billion. The majority of the figure recorded during the period arose from a gain on the sale of the Group’s entire stake in Sesa Goa, and an additional factor was a gain on the sale of the entire upstream gas and oil interests of Wandoo Petroleum Pty. Ltd. (Australia) (“Wandoo Petroleum”).

•      Gain on sales of securities increased by ¥33.5 billion to ¥92.3 billion. Major gains recorded during the period included a gain on the transfer of a part of the Group’s stake in the Sakhalin II project, and the sale of the Group’s stake in Empreendimentos Brasileiros de Mineracao S.A. (“EBM”) in Brazil. In addition, as a result of sales of securities based on a company-wide review of the significance of holding such securities, gains on sales of securities were recorded in various operating segments including Consumer Service & IT and Logistics & Financial Markets.

Loss on write-down of securities increased by ¥25.0 billion to ¥36.7 billion. The increase was attributable to recording of write-down losses on securities due to the decline in Japanese equity markets during the fiscal year under review.

3	RESULTS BY OPERATING SEGMENT

Net Income by Operating Segment

●	Iron & Steel Products: Net income for the fiscal year ended March 31, 2008 was ¥20.2 billion, a decrease of ¥0.4 billion compared to the previous fiscal year. Performance was generally strong in steel product markets, driven by continued firm demand for tubular products and high-end products such as steel plates, particularly for energy applications. Increased earnings arising from the sale of steel pipes and steel plates to the Asian market by Regency Steel Asia Pte. Ltd. (Singapore) contributed, but lower gains from sales of securities and higher interest expenses meant that results were slightly lower than in the previous fiscal year.

●	Mineral & Metal Resources: Net income for the period increased substantially, rising ¥78.6 billion to ¥177.0 billion. In addition to ¥55.2 billion of income (post tax) recorded from the sale of the Group’s entire stake of Sesa Goa noted above, income was recorded from other recycling initiatives, such as the sale of shares in EBM and Toho Titanium Co. Ltd. (Japan) (“Toho Titanium”).

In addition, a rise in iron ore prices led to higher earnings at iron ore subsidiaries in Australia, while higher prices for iron ore and nickel also led to higher earnings at Valepar.

●

Machinery & Infrastructure Projects: Net income for the period was ¥35.0 billion, an increase of ¥1.4 billion. Automobile and shipping-related business was sound, supported by favorable global markets. Various types of infrastructure projects and rolling stock leasing also contributed to income. However, overall earnings in this segment increased only slightly, impacted by a mark-to-market evaluation loss on long-term swap agreements relating to power generation business in Australia and elsewhere, and a loss on investments in Asahi Tec and Yamaha Motor Co., Ltd. (Japan) (“YMC”) following other-than-temporary declines in those companies’ share prices.

●

Chemical: Net income for the period was ¥18.4 billion, a decrease of ¥0.9 billion. Ammonia and methanol-related business grew soundly, supported by favorable market conditions, and inorganic mineral and raw materials also trended favorably. However, results in the previous fiscal year included a credit to income as a result of a reversal of an accrued cost for charges related to the DPF incident and a gain on the sale of shares in Toho Titanium, and the absence of these factors, along with the recording of an evaluation loss on holdings of shares in Kaneka Corporation (Japan), offset the factors increasing income and resulted in a slight decrease in earnings for the period.

●

Energy: Net income for the period was ¥124.1 billion, a substantial increase of ¥48.4 billion. Earnings in this segment were boosted significantly by the partial sale of the Group’s stake in the Sakhalin II project and the sale of the Group’s entire interests in Wandoo Petroleum. Increased equity production volumes at the Enfield Oil Field in Australia and the commencement of production in July 2007 at the Tui Oil Field in New Zealand contributed to profits, as did rising oil prices in the Group’s overall oil and gas production business. Another factor was the absence of a naphtha trading loss at Mitsui Oil (Asia) Pte. Ltd. (Singapore) that had impacted performance in the previous fiscal year. Earnings declined at Australian coal mining operations, reflecting lower market prices for hard coking coal and lower-than-planned production.

●

Foods & Retail: Net income for the period was ¥10.4 billion, an increase of ¥22.7 billion. Raw materials businesses mainly trended positively as raw material prices remained high, and in domestic distribution and retail-related business, a reduction in selling, general and administrative expenses due to cost cutting initiatives also contributed. A write -down loss was recorded on holdings of securities of Seven & i Holdings Co., Ltd. (Japan), but reflecting the absence of impairment losses on intangible assets and goodwill at Mitsui Norin Co., Ltd. (Japan) that were recorded in the previous fiscal year meant that income increased substantially from the previous fiscal year.

●

Consumer Service & IT: Net income for the period was ¥12.0 billion, a decrease of ¥4.6 billion. The trading environment in this segment varied by product and by region. In Europe and within Japan, for example, real-estate businesses performed well, while systems integration and other IT industry-related business declined. As a result, overall gross profit for the segment decreased. Net income also decreased, despite contributions to income from gains on the sale of shares in Jupiter Telecommunications Co., Ltd. (Japan) and other companies, and the absence of costs recorded in the previous fiscal year related to the discontinuation of housing operations at Mitsui Bussan House-Techno Inc (Japan).

●

Logistics & Financial Markets: Net income for the period was ¥7.5 billion, a decrease of ¥7.1 billion. The decline mainly reflects the fact that results were extremely strong in the highly volatile commodity markets of the previous fiscal year. In addition, results include a gain on sales of shares in BALtrans Holdings Limited, a logistics company in Hong Kong, but the impact of a write down in shares of Central Finance Co., Ltd. (Japan) (“Central Finance”) meant that income declined from the previous fiscal year.

●

Americas: Net income for the period was ¥4.3 billion, a decrease of ¥12.6 billion. U.S. real estate subsidiary MBK Real Estate LLC. (“MRE”) reported weak performance, reflecting the slowdown in the U.S. housing market and a write-down of ¥9.6 billion on real estate for sale. Relative income in the period under review was also affected by the absence of two factors that had boosted income in the previous fiscal year, namely: high earnings at U.S. subsidiary Westport Petroleum Inc., and similarly strong performance at Mitsui Steel Holdings, Inc., a U.S. steel product holding company. In addition, interest expenses increased due to an increase in interest-bearing debt, which also contributed to the decline in income.

●

Europe, the Middle East and Africa: Net income for the period was ¥5.0 billion, an increase of ¥0.9 billion. Energy and machinery and infrastructure projects performed strongly, results in this segment were contributed to by an increase in earnings from minority interests in automotive business and real estate business in Europe.

●

Asia Pacific: Net income for the period was ¥22.5 billion, an increase of ¥0.5 billion. In addition to strong performance mainly in steel products and chemicals, results in this segment were contributed to by an increase in earnings from minority interests in Australian iron ore ventures and energy-producing subsidiaries. However, due to factors including an increase in administrative expenses mainly attributable to personnel costs, net income increased only slightly compared to the previous fiscal year.

4	FINANCIAL CONDITION OF THE GROUP: Key items from the consolidated balance sheet

Total assets as of March 31, 2008 were ¥9,690.9 billion, a decrease of ¥122.4 billion from March 31, 2007.

Of this, current assets were ¥5,211.1 billion, an increase of ¥137.3 billion from March 31, 2007. This was attributable to an increase in cash and cash equivalents mainly at Mitsui, and an increase in derivative assets reflecting rising commodities prices. Current liabilities were ¥3,594.6 billion, a decrease of ¥215.6 billion.

This was due to decreases in short-term liabilities and the current maturities of long-term debt mainly at Mitsui and overseas financial subsidiaries, which offset an increase in derivative liabilities that counterbalanced the increase in derivative assets noted above

●

Total non-current assets (namely, investments and non-current receivables, property and equipment at cost, etc.) were ¥4,479.8 billion, a decrease of ¥259.7 billion. The decrease was attributable to divestitures of major assets, a downturn in Japanese equity markets at the end of the period and the impact of the stronger yen, which offset investments made mainly in mineral resources and energy. A breakdown of principal items is as follows.

•

Total investments and non-current receivables as of March 31, 2008 were ¥3,237.3 billion, a decrease of ¥254.7 billion. Within this category, investments in and advances to associated companies totaled ¥1,333.0 billion, a decrease of ¥254.6 billion. As of March 31, 2007, investment for the Sakhalin II project amounting to ¥417.2 was recorded in this account. Concomitant with the partial divestiture of this investment, the remaining balance has been transferred to Other investments, resulting in a net decrease in this entry. Major factors of increase in this category for the period under review were: investment in Sims Group Limited (“Sims Group”), an Australian resource recycler; additional investment to combine United Kingdom power generating assets with International Power plc (“IPR”), an independent power producer in the United Kingdom; and investment in Erdos Electrical Power & Metallurgical Co., Ltd. (“Erdos EPM”), a conglomerate in the Inner Mongolian Autonomous Region of China engaged in power generation, coal mining and ferrous alloy production. Other investments were ¥1,281.5 billion, an increase of ¥42.6 billion. Significant items contributing to this increase were the purchase of preferred shares in Japan Airline Corporation (Japan) (“JAL”), shares in YMC, and the purchase of shares and convertible bonds of Central Finance. In addition, as noted above, investment in the Sakhalin II project amounting to ¥218.5 billion was transferred into this account and recorded as of March 31, 2008.

•

Property and equipment—at cost, as of March 31, 2008 was ¥1,016.3 billion, an increase of ¥28.0 billion. Significant items contributing to this increase were investments for developing and expanding coal and iron ore mines in Australia, and the acquisition during the period of major U.S. steel processing company Steel Technologies Inc. (“Steel Technologies”).

●

Long-term debt (excluding the current portion) as of March 31, 2008 was ¥2,944.4 billion, an increase of ¥56.9 billion. This increase was primarily due to an increase in borrowings from financial institutions associated with funding for various investments at Mitsui and Mitsui & Co. (U.S.A.), Inc.

●

Shareholders’ equity as of March 31, 2008 was ¥2,183.7 billion, an increase of ¥73.4 billion. This increase was primarily due to the ¥332.9 billion in retained earnings, along with bond conversions, which offset net deterioration in foreign currency translation adjustments due to the stronger yen against the Australian dollar, the U.S. dollar and the Brazilian real, and a decrease in unrealized holding gains on marketable securities reflecting the downturn in the Japanese equity markets and other factors.

As a result, the ratio of shareholders’ equity to total assets as of March 31, 2008 was 22.5%, 1.0 percentage point higher than the 21.5% figure as of March 31, 2007. Net interest-bearing debt (interest-bearing debt minus cash and cash equivalents and time deposits) as of March 31, 2008 was ¥2,774.0 billion, a decrease of ¥337.5 billion compared to March 31, 2007.

5	CASH FLOWS: Key items of consolidated cash flows

CASH FLOW FROM OPERATING ACTIVITIES

Net cash provided by operating activities for the fiscal year ended March 31, 2008 was ¥415.8 billion, an increase of ¥176.5 billion from the ¥239.3 billion of the previous year. Factors contributing to this outcome included an increase in operating income and a reduction in trade receivables and inventories.

CASH FLOW FROM INVESTMENT ACTIVITIES

Net cash used in by investment activities for the fiscal year ended March 31, 2008 was ¥104.8 billion. The primary factors contributing to this outcome were:

•

The net inflow of cash that corresponded to investments in and advances to associated companies was ¥102.8 billion, primarily accounted for by the partial sale of the Group’s stake in the Sakhalin II project.

•	Other acquisitions and disposals of investments included a cash inflow of ¥92.8 billion from the sale of Sesa Goa, and an outflow of ¥45.0 billion for the acquisition of Steel Technologies.

•	The net outflow of cash that corresponded to property leased to others and property and equipment was ¥166.2 billion, primarily related to coal mining business in Australia and energy projects.

CASH FLOW FROM FINANCING ACTIVITIES

Net cash outflow from financing activities was ¥185.1 billion, with key elements including reductions in short-term debt and long-term debt leading to a net outflow ¥111.5 billion, dividend payments of ¥72.1 billion and the purchases of treasury stock.

3. Progress of key measures of the Medium-Term Management Outlook

1	OVERVIEW

●

Mitsui announced its Medium-Term Management Outlook in May 2006. The Medium-Term Management Outlook is based on a company-wide consideration of the kind of business models that we should seek to develop over the next three to five years (2009 to 2011). The key elements of the approach outlined in this plan are:

•	Building a business portfolio that meets the needs of our stakeholders, including shareholders, customers and society.

•	Leveraging business engineering capabilities across Mitsui and its subsidiaries and optimizing resource allocation.

•

Prioritizing the development of human resources. In this respect we intend to build on our existing values of challenge and opportunity and freedom and open-mindedness with additional emphasis on fairness, humbleness and compliance. We intend to form and foster a diverse pool of capable personnel.

●

The four key strategies of the Medium-Term Management Outlook are (i) Development of strategic business portfolio, (ii) Evolution of business models leveraging business engineering capabilities, (iii) Implementation of global strategies and (iv) Reinforcing the management framework to support growth. Of these strategies, the development of a strategic business portfolio is the most directly connected to our business results, financial position and cash flow for the consolidated fiscal year ended March 31, 2008 and we are implementing the following policies with regard to this strategy.

•	We have developed key policies based on dividing up the Group’s business into four areas, as outlined below.

Mineral Resources & Energy

(1)	Complete the development of large-scale projects such as the Sakhalin II project and the Enfield Oil Field. Expand existing projects such as the LNG project in Western Australia and iron ore and coal production in Australia

(2)	Ensure the liquidity of our equity production interests and carry out recycling

(3)	Invest selectively in emerging regions and new business domains

Global Marketing Networks (particularly steel products, machinery and chemical products)

(1)	Actively invest in our operating base with the objective of strengthening our various logistics and IT capabilities and focus allocation of human resources to growth fields

(2)	Strengthen partnerships with quality customers and evolve our SCM capabilities

(3)	Strengthen initiatives in growth region Asia and the automotive, IT and energy business fields

Consumer Services

(1)	Pursue initiatives in media and information, healthcare and medical, and senior living industries

(2)	Develop new consumer-oriented businesses and strengthen related logistics business

Infrastructure

(1)	Develop business portfolio positioning power generation, water supply, energy and transportation as strategic industrial fields

(2)	Pursue synergies with other business areas

•

Under the coordination of the Portfolio Management Committee that we established in April 2006, we will further refine our investment evaluation criteria, and seek to recycle existing investments, by reviewing their viability and taking into account the need to generate cash flow for new investments. Furthermore, accompanying a review of our business portfolio, we will allocate and shift human resources from a group-wide perspective in a more dynamic fashion.

●	Quantitative image 3-5 years (2009 – 2011) ahead in the Medium-Term Management Outlook

Looking ahead towards 2009 to 2011, risks in the operating environment include political, economic and environmental factors. Notwithstanding these risks, we believe that the currently favorable operating environment—with simultaneous growth in different regions of the world, and strong upstream markets for mineral resources, energy and materials—is likely to continue. Based on this assumption, by implementing the four key strategies of the Medium-Term Management Outlook, we aim to achieve optimal allocation of the Group’s business resources, and as of May 2006 envisaged achieving the parameters over the next three to five years as illustrated in the chart on the right.

2	PROGRESS ON KEY POLICIES IN MEDIUM-TERM MANAGEMENT OUTLOOK

(1)	Development of strategic business portfolio

Progress on investments and loans plans and key policies in each business area

During the year ended March 31, 2008, investments, loans and leases of approximately ¥710 billion were undertaken as part of our total investment outlook of ¥800 billion.

Further, we have been focusing on divestitures of outstanding investments and fixed assets, and collected approximately ¥610 billion.

We made the following progress in each of the four business areas presented in our Medium-Term Management Outlook.

●	Mineral & Metal Resources and Energy

We continued to focus on projects already under development as well as the expansion of existing projects. We made an additional investment in the Enfield Oil Field in Australia for facilities upgrading and to boost output capacity. Our total investment in the Sakhalin II project, as of the end of March 2008, was approximately ¥218.5 billion as a result of stake dilution and expenditure for the development of the project. Initiatives also include the May 2007 commencement of production from the Equatorial Guinea LNG project and the July 2007 start of production from the Tui Oil Field in New Zealand. We invested in our Australian iron ore and coal mining business as part of our plan to increase production capacity. We also acquired shares with voting rights of 16.0% in the Australian company Sims Group, and shares with voting rights of 25% in Erdos EPM. As a result, investments in Mineral & Metal Resources and Energy totaled ¥310 billion.

In this business area, through the divestiture of existing investments, we generated cash inflows totaling approximately ¥390 billion. In April 2007, we sold our entire stake in Sesa Goa, after deliberate consideration of our worldwide iron ore business portfolio. Regarding the Sakhalin II project, in April 2007, we transferred 50% of our stake to OAO Gazprom (Russia) (“Gazprom”), with our share diluting from 25% to 12.5%. We also agreed to an Area of Mutual Interest arrangement with Gazprom, relating to prospects for expansion of the Sakhalin II project.

Tui Oil Field in New Zealand

●	GLOBAL MARKETING NETWORKS BUSINESS AREA

We took further steps to strengthen our multi-functional global operating network in raw materials procurement and product sales, acquiring key businesses and reinforcing strategic alliances with major partners to support our goal of creating new value. In June 2007, we acquired Steel Technologies for ¥45.0 billion. In the motor vehicles, aerospace and chemical businesses, we acquired shares in YMC, JAL (preferred shares) and Mitsui Chemicals, Inc., respectively, aiming to enhance business relationships.

●	CONSUMER SERVICES BUSINESS AREA

We are continuing to build our operations in promising new business domains. In May 2007, we acquired new shares and convertible bonds issued by Central Finance aiming to increase business opportunities. In the foods and retail field, we have been taking measures to improve the performance of Mitsui Foods. At the same time we are making investments to secure a stable supply of overseas food sources and acquired 25% of the shares of Multigrain AG, a company that focuses on the origination and export of grain in Brazil.

●	INFRASTRUCTURE PROJECTS BUSINESS AREA

Our efforts were directed at selectively investing in superior project opportunities while seeking to develop synergies with other business areas. In overseas power generation business, we further strengthened our strategic alliance with IPR during the year, and in June 2007 consolidated power generating assets in the U.K., resulting in an increase of our generating capacity by approximately 260MW on an equity basis for ¥22.2 billion. The railway transportation leasing business (locomotive and freight wagon leasing business) has expanded in Europe, U.S.A and Brazil.

Locomotive and freight wagon leasing business in Europe

Continuous review of business portfolio based on Mitsui’s business strategy

Twice a year, Mitsui’s management examines each business unit’s strategic portfolio development, including asset recycling, referring to key performance indicators at subsidiaries and associated companies and also at other investments. Additionally, and from an overall company perspective, we have examined the key aspects of our human resources portfolio review and allocated our human resource assets to focused areas across the organization.

(2)	Evolution of business models leveraging business engineering capabilities

We will pursue business development in new fields that show the greatest potential for growth in Japan, such as consumer-oriented services including healthcare and medical businesses, environment businesses including emission trading and recycling, and new energy businesses including biomass ethanol businesses. We have decided to enhance the cooperation of the various business units in the major operating areas across the Group and have established a specialized framework for the automobile-related businesses and the healthcare and medical businesses.

(3)	Implementation of global strategies

To strengthen our product strategy in the broad economic regions of the Americas, Europe and Asia, we established the Regional Business Unit system in April 2006. In April 2007 we refined this system by expanding Europe to include the Middle East and Africa, while expanding Asia to include Oceana. We also adopted systems in each regional headquarters to hire and foster talented employees and increase the diversity of our human resources. We are undertaking a fundamental reform of our human resources system from the perspective of our Group’s business units located globally.

(4)	Reinforcing the management framework to support growth

We are undertaking initiatives, such as increasing in the number of our external directors, to strengthen our corporate governance system, and are implementing further improvements to our internal controls within the Group through various works to ensure compliance with Section 404 of the U.S. Sarbanes-Oxley Act (“SOX-404”). For information on our progress in CSR, please see 4. Mitsui’s CSR Management Promotion

4. MITSUI’S CSR-ORIENTED MANAGEMENT PROMOTION

1	MITSUI’S CSR-ORIENTED MANAGEMENT

Mitsui meets the challenges of a wide range of social issues through its broad-based business activities. Each officer and employee of the company firmly believes that the backbone of our CSR-oriented management comes from being aware of the company’s role towards overcoming the challenges and expectations of society and striving to accumulate a track record of Yoi-Shigoto (good quality work).

2	PROMOTING CSR-ORIENTED MANAGEMENT THROUGHOUT THE GROUP

The company has focused on “changes in business models and mindset” during the 2-year period following the establishment of the Medium-Term Management Outlook, and unrolled a variety of awareness activities throughout the company. The company hosted a workshop designed to reexamine what is meant by “Yoi-Shigoto” for all company employees in 2006, and conducted awareness activities centered on “CSR through our ordinary course of business,” in 2007, aimed at reviewing working processes and the quality of profits in line with the challenges faced by each department.

The company also hosted a range of activities as a consolidated group including our subsidiaries and associated companies both in Japan and overseas, such as group discussions using case studies, and informal sessions with our business partners and interested parties designed for opinion exchanges focusing on specific topics.

Informal session with stakeholders at Mitsui USA

3	SUPPLY CHAIN CSR POLICY

The globalization of the economy and heightened consumer awareness are driving a trend towards the selection of suppliers from a CSR standpoint that includes “safety and security”, “human rights and labor” as well as the “environment”. It was against this backdrop that the company, in December 2007, established a “supply chain CSR policy.” We are asking our business partners to understand and practice legal compliance, respect for human rights, environmental conservation, occupational safety and health, and the protection of the safety and security of products and services, as will jointly strive towards the development of a CSR-oriented supply chain.

4	ENVIRONMENT-RELATED ACTIVITIES

In addition to reducing the burden on the environment caused by the consolidated group, including our subsidiaries and associated companies both in Japan and overseas, the company is also promoting various initiatives aimed at achieving an industrial solution to environmental issues, such as a clean energy-related businesses, emissions trading-related businesses and recycling businesses.

The Mitsui & Co., Ltd. Environment Fund has expanded the activities and the regions its supports and has selected numerous proposals from a broad range of areas, including the promotion of research into carbon fixing through tree planting in Australia’s arid areas and the use of biomass in addition to supporting Argentina-based eco-education and related programs.

The company also plans to step up activities designed to further increase the environmental and social value of company-owned forests (on approximately 44,000 hectares of land at 73 locations throughout Japan). Apart from pushing ahead with long-term conservation and maintenance, we will also implement a “forestry eco-education program,” at company-owned forests in five locations, which aims to address the concerns of our shareholders, the general public, our employees and their families.	Forest environmental program

The company will continue to engage in activities designed to contribute to solutions for environmental problems that have become a global issue.

5. OUTLINE OF FINANCING AND CAPITAL EXPENDITURE

1	FINANCING

Mitsui’s basic funding policy is to secure stable sources of funds to maintain adequate liquidity and financing to satisfy capital requirements for our operations and to maintain the financial strength and stability of our balance sheet. We obtain funds primarily in the form of long-term funds with maturities of around 10 years, from financial institutions, including banks and insurance companies, and through the issuance of corporate bonds. In addition, for various projects and so forth we utilize financing programs from government financing agencies and also utilize project financing.

In principle, wholly owned Japanese and overseas subsidiaries do not individually raise their funds in financial markets or borrow from financial institutions, but instead use a cash management service provided by our regional financing subsidiary, which centralizes the fund raising function and promotes efficient use of funds.

As of March 31, 2008, interest-bearing debt decreased ¥232.5 billion compared to the previous fiscal year to ¥3,685.6 billion, and net interest bearing debt after deduction of cash equivalents decreased ¥337.5 billion over the same period to ¥2,774.0 billion. Approximately 83% of total internet-bearing debt was raised by Mitsui and the financing subsidiaries as in-house banking bases. We will continue to strive to ensure stable sources of funds, while closely monitoring Japanese and overseas business conditions and price movements, economic environments and other relevant trends.

During the fiscal year, we raised a total of ¥244.8 billion in long-term funding by borrowing from banks, insurance companies and other financial institutions, and issued three corporate bonds that raised ¥35.0 billion in total with the redemption period from March 18, 2022 to May 21, 2027. In addition, our Japanese and overseas in-house banking financial subsidiaries raised long-term funds and issued commercial paper and medium-term notes.

2	CAPITAL EXPENDITURE

For more information on capital expenditure during the consolidated fiscal year under review, please see FINANCIAL CONDITION OF THE GROUP: Key items from the consolidated balance sheet on pages 10-11 and PROGRESS ON KEY POLICIES IN MEDIUM-TERM MANAGEMENT OUTLOOK, section (a) Development of strategic business portfolio, on pages 13–15 of this report.

6. TRENDS IN VALUE OF GROUP ASSETS AND PROFITABILITY

1	TRENDS IN VALUE OF ASSETS AND OPERATING RESULTS (CONSOLIDATED)

(Millions of Yen, Except Net Income per Share)

	86th Fiscal Year	87th Fiscal Year	88th Fiscal Year	89th (Current) Fiscal Year
Total Trading Transactions	¥13,509,948	¥14,796,535	¥15,271,649	¥17,009,056
Gross Profit	679,872	784,564	866,291	988,077
Net Income	121,136	202,409	301,502	410,061
Net Income per Share (Yen)	76.55	126.26	174.26	227.20
Net Assets	1,122,828	1,677,907	2,110,279	2,183,660
Total Assets	7,593,387	8,573,578	9,813,312	9,690,879

Notes:

1.	The figures shown in this table have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Total Trading Transactions is a voluntary disclosure and represents the gross transaction volume of the nominal aggregate value of the sales contracts in which Mitsui & Co., Ltd. and its subsidiaries (collectively “the companies”) act as principal and transactions in which the companies serve as agent. Total Trading Transactions is not meant to represent sales or revenues in accordance with US GAAP. The companies have included the information concerning Total Trading Transactions because it is used by similar Japanese trading companies as an industry benchmark, and the companies believe it is a useful supplement to results of operations data as a measure of the companies’ performance compared to other similar Japanese trading companies.

2.	In accordance with the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the prior year figures relating to discontinued operations have been reclassified.

3.	Figures less than ¥1 million and figures less than ¥1/100 (in the case of Net Income per Share) are rounded.

2	TRENDS IN VALUE OF COMPANY ASSETS AND OPERATING RESULTS (NON-CONSOLIDATED)

(Millions of Yen, Except Net Income per Share)

	86th Fiscal Year	87th Fiscal Year	88th Fiscal Year	89th (Current) Fiscal Year
Sales	¥10,415,768	¥11,378,886	¥11,407,301	¥12,291,218
Net Income	36,260	74,484	118,588	157,905
Net Income per Share (Yen)	22.91	46.31	68.53	87.47
Total equity	742,741	1,091,007	1,233,398	1,231,061
Total Assets	4,529,139	4,962,510	5,369,989	5,231,618

Notes:

1.	Net Income per Share was computed based on the average number of shares outstanding during the fiscal year.

2.	Beginning with the 87th fiscal year, the Company changed accounting for retirement benefits and accounting for precious metals forward contracts.

3.

Beginning with the 88th fiscal year, the Company has applied “Accounting Standards for Bonuses to Directors”, “Accounting Standards Presentation of Shareholders’ Equity”, “Accounting Standards Relating to Business Combinations” and “Accounting Standards Relating to Business Separation”.

4.	Figures less than ¥1 million and figures less than ¥1/100 (in the case of Net Income per Share) are truncated.

7. KEY ISSUES TO ADDRESS

MANAGEMENT PLAN THROUGH MARCH 2009

For the year ending March 2009, we are optimizing our strategic business portfolio and pursuing other measures under the four main policies outlined in our Medium-Term Management Outlook. Forecast net income and other items for the year ending March 2009 is as follows.

(Billions of yen)

	Forecast for FY ending March 31, 2009	FY ended March 31, 2008	Change
Gross profit	1,080.0	988.1	91.9
Operating income	470.0	374.8	95.2
Equity in earnings of associated companies	220.0	154.3	65.7
Net income	460.0	410.1	49.9

*Note:

The above chart is based on the following assumptions:

-Iron ore: US$83 per ton (an increase of US$33 per ton compared to the previous consolidated fiscal year)

-Crude oil: US$85 per ton (an increase of US$14 per barrel compared to the previous consolidated fiscal year)

-Exchange rate: ¥100 to US$1 (an increase of ¥14 in the strength of the yen compared to the previous consolidated fiscal year)

In our Investment and Loan Plan, we project total investments and loans of ¥700.0 billion in the fiscal year ending March 31, 2009, including ¥350.0 billion allocated to metal resources and energy. Conversely, we project an inflow of ¥270.0 billion from asset recycling. As a result, we anticipate that cash flow from investing activities will be a net outflow for the year. We expect free cash flow to be broadly neutral or slightly positive, as we are anticipating a steady increase in cash flow from operating activities.

PART II: CORPORATE OUTLINE

1. PRINCIPAL GROUP BUSINESS (AS OF MARCH 31, 2008)

The Mitsui Group is engaged in its business through the product segments comprised of the business units of the Head Office and the regional segments comprised of overseas offices and subsidiaries. Along with its domestic and overseas subsidiaries and associated companies, the Group is engaged in the sale, import, export, international trading and manufacturing of various products from the Iron and Steel Products, Mineral and Material Resources, Machinery and Infrastructure Projects, Chemicals, Energy, Foods and Retail, and Consumer Service and IT business areas. The Mitsui Group also provides a diversified range of services including transport and financial services in addition to the development of natural resources and investment in operations.

2. PRINCIPAL GROUP OFFICES (AS OF MARCH 31, 2008)

Mitsui has 15 domestic offices and branches in Japan in addition to the Head Office, and 141 branches and trading subsidiaries overseas, including the principal entities outlined below.

• Domestic:	Head Office	Chiyoda-ku, Tokyo

	Offices and Branches	Sapporo Office, Tohoku Office (Sendai), Nagoya

Office, Osaka Office, Hiroshima Office, Fukuoka

Office, Niigata Branch, Hokuriku Branch (Toyama),

Takamatsu Branch

• Overseas:	Trading Subsidiaries	Mitsui & Co. (U.S.A.), Inc.

Mitsui & Co. Europe Holdings PLC (United Kingdom)

Mitsui & Co., (Asia Pacific) Pte. Ltd. (Singapore)

Note: For information regarding the overseas offices, subsidiaries and other companies, including the above-listed entities and important subsidiaries and associated companies, please refer to page 23-24 of this document.

3. SHARES OF MITSUI & CO., LTD. (AS OF MARCH 31, 2008)

• Number of shares authorized:	2,500,000,000 shares

• Number of shares outstanding:	1,820,183,809 shares (including 3,325,430 treasury stock)

• Number of shareholders:	105,338 shareholders

4. PRINCIPAL SHAREHOLDERS (AS OF MARCH 31, 2007)

Name of Shareholder	Investment in Mitsui & Co., Ltd.
	Number of shares (thousands)	Investment ratio (%)
The Master Trust Bank of Japan, Ltd. (trust account)	180,697	9.92
Japan Trustee Services Bank, Ltd. (trust account)	130,503	7.16
State Street Bank and Trust Company	53,271	2.92
Sumitomo Mitsui Banking Corporation	38,500	2.11
Mitsui Life Insurance Company, Limited	37,630	2.06
Nippon Life Insurance Company	35,070	1.92
The Chuo Mitsui Trust and Banking Company, Limited	30,799	1.69

Note: In thousands of shares, rounded down

5. GROUP EMPLOYEES

Operating segment	Number of Employees as of March 31, 2008	Number of Employees as of March 31, 2007	Change in Number of Employees
Iron & Steel Products	2,255	2,270	(15)
Mineral & Metal Resources	757	2,425	(1,668)
Machinery & Infrastructure Projects	13,177	10,859	+2,318
Chemical	3,489	3,731	(242)
Energy	1,633	1,516	+117
Foods & Retail	6,008	6,575	(567)
Consumer Service & IT	4,540	5,481	(941)
Logistics & Financial Markets	1,177	1,284	(107)
(Corporate Staff Division)	1,793	1,906	(113)
Americas	4,297	2,316	+1,981
Europe, the Middle East and Africa	1,299	1,326	(27)
Asia Pacific	2,196	2,072	+124

Total	42,621	41,761	+860

Notes:

1.	The above employee figures do not include temporary staff, seconded or part-time staff.

2.	Of the 42,621 employees as of March 31, 2008, 5,869 were employed by the Company, (26 more than at the end of the previous fiscal year).

6. PRINCIPAL SOURCES OF BORROWINGS (AS OF MARCH 31, 2008)

Unit: Millions of yen, rounded down

Source of Borrowings	Amount Borrowed by the Company
Meiji Yasuda Life Insurance Company	221,500
Nippon Life Insurance Company	183,000
The Dai-Ichi Mutual Life Insurance Company	166,000
Mitsui Life Insurance Company, Limited	150,000
Sumitomo Life Insurance Company	148,000
National Mutual Insurance Federation of Agricultural Cooperatives	75,000
Sumitomo Mitsui Banking Corporation	74,416

Japan Bank for International Cooperation	118,760

7. PRINCIPAL SUBSIDIARIES

1	PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (AS OF MARCH 31, 2008)

Subsidiary(S)/ Associated companies(A)	Operating Segment	Common Stock	Percentage owned by Mitsui & Co., Ltd.	Main Business
Mitsui & Co. Steel Ltd. (Japan) (S)	Iron and Steel Products	¥1,000 million	100	Sales of iron and steel products
Mitsui Iron Ore Development Pty. Ltd. (Australia) (S)	Mineral & Metal Resources	A$20,000 thousand	100 (20)	Production and marketing of Australian iron ore

Valepar S.A. (Brazil) (A)	Mineral & Metal Resources	R$7,258,206 thousand	18.2	Investments in Brazilian natural resources company Vale

Mitsui Automotive Europe B.V. (Netherland) (S)	Machinery and Infrastructure Projects	Euro65,595 thousand	100 (40)	Investments in automobile businesses

IPM Eagle LLP (United Kingdom) (A)	Machinery and Infrastructure Projects	US$532,191 thousand	30 (30)	Investments in power generation business

Japan-Arabia Menthol Company Ltd. (Japan) (S)	Chemical Products	¥5,000 million	55	Investments in methanol producing businesses in Saudi Arabian

Mitsui Sakhalin Holdings B.V. (Netherlands) (S)	Energy	Euro1,402,204 thousand	100	Investment in Sakhalin Energy Investment

Mitsui Oil Exploration Co., Ltd. (Japan) (S)	Energy	¥33,133 million	51.0	Exploration, development and production of oil and natural gas resources

Japan Australia LNG (MIMI) Pty. Ltd. (Australia) (A)	Energy	A$369,050 thousand	50 (50)	Exploration, development and marketing of oil and natural gas

MITSUI FOODS CO., LTD. (Japan) (S)	Food and Retail	¥12,031 million	99.9	Wholesale of food products

MIKUNI COCA COLA BOTTLING CO., LTD. (Japan) (A)	Food and Retail	¥5,407 million	34.3	Production and sale of soft drinks

QVC JAPAN INC. (Japan) (A)	Consumer Service and IT	¥11,500 million	40	TV shopping business

Mitsui Knowledge Industry Co., Ltd. (Japan) (S)	Consumer Service and IT	¥4,114 million	58.4	Development and sale of computer systems

Mitsui Leasing and Development Ltd. (Japan) (A)	Logistics and Financial	¥9,153 million	40.7 (0.7)	Leasing business

TRI-NET INC. (Japan) (S)	Logistics and Financial	¥400 million	100	International integrated transportation business

Steel Technologies Inc. (United States) (S)	Americas	US$1 thousand	100 (100)	Sale of steel products

Notes:

1.	The companies listed above are the major subsidiaries and associated companies of the main business segments.

2.	The figures in brackets represent indirect ownership through other subsidiaries.

3.	The figures for capital have been rounded.

2	THE NUMBER OF SUBSIDIARIES AND ASSOCIATED COMPANIES

The number of subsidiaries and associated companies as of March 31, 2008, and for the previous three years, is as follows:

(Unit: companies)

	86th Fiscal Year	87th Fiscal Year	88th Fiscal Year	89th Fiscal Year
Subsidiaries	356	314	315	297
Associated Companies Accounted for under the Equity Method	277	192	176	182

Note:	Some of subsidiaries and associated companies report their financial statements with further consolidating their subsidiaries and associated companies. The numbers of companies in the table do not include the latter, namely, those consolidated to other subsidiaries and associated companies and companies that are managed by overseas trading subsidiaries.

8. SENIOR COMPANY OFFICERS AND AUDITORS

1	Directors and Corporate Auditors (as of March 31, 2008)

(* represents a director)

Name	Title	Principal position(s)/Areas overseen
Nobuo Ohashi	Chairman and Director	Chairman, Governance Committee

Shoei Utsuda*	President and Chief Executive Officer	Chief Executive Officer Chairman, Nomination Committee

Hiroshi Tada*	Director	Iron & Steel Products Business Unit; Mineral & Metal Resources Business Unit; Energy Business Unit I; Energy Business Unit II

Kazuya Imai*	Director	Chief Financial Officer, Corporate Staff Division (Financial Planning Division, Accounting Division, Finance Division, Investment Administration Division, Credit Risk Management Division, Market Risk Management Division, First Business Process Control Division, Second Business Process Control Division, Third Business Process Control Division, Investor Relations Division); Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters; Director, Mitsui & Co. (U.S.A), Inc.

Toshihiro Soejima*	Director	Infrastructure Projects Business Unit; Motor Vehicles Business Unit; Marine & Aerospace Business Unit; Financial Markets Business Unit; Transportation Logistics Business Unit

Motokazu Yoshida*	Director	Chief Information Officer; Corporate Staff Division (Information Strategic Planning Division, Corporate Planning & Strategy Division, Corporate Communication Division, CSR Promotion Division); New Business Promotion; Environmental Matters; Chief Operating Officer, Business Process Re-Engineering Project Headquarters

Hiroshi Ito*	Director	First Consumer Service Business Unit; Second Consumer Service Business Unit; Foods & Retail Business Unit; IT Business Unit; Director, Mitsui & Co. (Asia Pacific) Pte. Ltd.

Yoshiyuki Izawa*	Director	First Chemicals Business Unit; Second Chemicals Business Unit; Domestic Offices and Branches; Director, Mitsui & Co. Europe Holdings PLC

Junichi Matsumoto*	Director	Chief Compliance Officer; Chief Privacy Officer; Corporate Staff Division (Secretariat, Corporate Auditor Division, Human Resources & General Affairs Division, Legal Division, Logistics Management Division); Business Continuity Plan Management

Akishige Okada	Director	Advisor to Board of Sumitomo Mitsui Banking Corporation Chairman, Remuneration Committee

Nobuko Matsubara	Director	Chairman, Japan Institute of Workers’ Evolution

Ikujiro Nonaka	Director	Professor Emeritus, Hitotsubashi University

Hiroshi Hirabayashi	Director	President, The Japan-India Association

Tasuku Kondo	Corporate Auditor

Satoru Miura	Corporate Auditor

Motonori Murakami	Corporate Auditor

Ko Matsukata	Corporate Auditor	Standing Advisor, Mitsui Sumitomo Insurance Company, Limited

Yasutaka Okamura	Corporate Auditor	Attorney at Law

Hideharu Kadowaki	Corporate Auditor	Chairman of the Institute, The Japan Research Institute, Limited

Naoto Nakamura	Corporate Auditor	Attorney at Law

Notes:

1.	Akishige Okada, Nobuko Matsubara, Ikujiro Nonaka and Hiroshi Hirabayashi are external Directors.

2.	Ko Matsukata, Yasutaka Okamura, Hideharu Kadowaki and Naoto Nakamura are external Corporate Auditors. Tasuku Kondo, Satoru Miura and Motonori Murakami are full-time Corporate Auditors.

3.	Yasutaka Okamura is resigning as a Corporate Auditor as of the end of the General Meeting of Shareholders held June 24, 2008.

4.	Full-time Corporate Auditor Tasuku Kondo, who was a General Manager of the Financial Division and Chief Financial Officer of the Company, has considerable expertise in finance and accounting. Full time Corporate Auditor Motonori Murakami, who was as Executive Managing Officer and Assistant to Chief Financial Officer, has considerable expertise in finance and accounting. Corporate Auditor Hideharu Kadowaki, who was a Vice President and Representative Director of Sumitomo Mitsui Financial Group, Inc., has considerable expertise in finance and accounting.

5.	In addition to the foregoing, other significant representative positions and concurrent positions held by Directors and Corporate Auditors of the Company in the other organizations are as follows.

Name	Representative and concurrent position(s) held in other organizations
Nobuo Ohashi	IHI Corporation The Norinchukin Bank	External Corporate Auditor Auditor

Shoei Utsuda	Tokyo Broadcasting System, Inc.	External Director

Toshihiro Soejima	Katakura Industries Co.,Ltd. Mitsui Ocean Development & Engineering Co., Ltd.	External Director External Director

Hiroshi Ito	Nihon Unisys, Ltd.	External Director

Akishige Okada	Sumitomo Mitsui Banking Corporation Sony Corporation Daicel Chemical Industries, Ltd. Hotel Okura Co., Ltd. Toyota Motor Corporation Mitsui Fudosan Co., Ltd.	Advisor External Director External Director External Corporate Auditor External Corporate Auditor External Corporate Auditor

Nobuko Matsubara	Japan Institute of Workers’ Evolution	Chairman

Ikujiro Nonaka	Hitotsubashi University Eisai Co., Ltd. Fujitsu, Ltd.	Professor Emeritus External Corporate Auditor External Corporate Auditor

Hiroshi Hirabayashi	The Japan-India Association TOSHIBA Corporation	President External Corporate Auditor

Ko Matsukata	Mitsui Sumitomo Insurance Company Limited Mitsui Life Insurance Company Limited	Standing Advisor External Corporate Auditor

Hideharu Kadowaki	The Japan Research Institute, Ltd. Mitsui Chemicals, Inc.	Chairman of the Institute External Corporate Auditor

Naoto Nakamura	Asahi Breweries, Ltd.	External Corporate Auditor

2	Executive Officers (as of April 1, 2008)

(* represents a director)

Name	Title	Principal position(s)/Areas overseen
Shoei Utsuda*	President and Chief Executive Officer	Chief Executive Officer Chairman, Internal Controls Committee

Yasunori Yokote	Executive Vice President	Chief Operating Officer, Americas Business Unit

Toshihiro Soejima*	Executive Vice President	Motor Vehicles Business Unit; Marine & Aerospace Business Unit; First Consumer Service Business Unit, Second Consumer Service Business Unit, IT Business Unit

Motokazu Yoshida*	Executive Vice President	Chief Information Officer; Corporate Staff Division (Information Strategic Planning Division, Corporate Planning & Strategy Division, Corporate Communication Division, CSR Promotion Division); New Business Promotion; Environment Matters; Chairman, CSR Promotion Committee

Ken Abe	Executive Vice President	Iron & Steel Products Business Unit; Infrastructure Projects Business Unit; Financial Markets Business Unit; Transportation Logistics Business Unit; Director, Mitsui & Co.(U.S.A.)Inc.

Yoshiyuki Izawa*	Executive Vice President	First Chemicals Business Unit; Second Chemicals Business Unit; Foods & Retail Business Unit; Domestic Offices and Branches; Director, Mitsui & Co. Europe Holdings PLC; Chairman, Portfolio management Committee

Junichi Matsumoto*	Executive Vice President	Chief Financial Officer, Chief Compliance Officer; Corporate Staff Division (Financial Planning Division, Accounting Division, Finance Division, Investment Administration Division, Credit Risk Management Division, Market Risk Management Division, First Business Process Control Division, Second Business Process Control Division, Third Business Process Control Division, Investor Relations Division); Chairman, Compliance Committee; Chairman, Disclosure Committee

Toshimasa Furukawa	Senior Executive Managing Officer	Chief Operating Officer, Asia Pacific Business Unit

Masami Iijima	Executive Managing Officer	Mineral & Metal Resources Business Unit; Energy Business Unit I; Energy Business Unit II

Seiichi Tanaka	Executive Managing Officer	Chief Privacy Officer; Corporate Staff Division (Secretariat, Corporate Auditing Division, Human Resource & General Affairs Division, Legal Division, Logistics Management Division); Business Continuity Plan Management; Director, Mitsui & Co.(Asia Pacific) Pte. Ltd.

Shinjiro Ogawa	Executive Managing Officer	Chief Representative of Mitsui & Co., Ltd. in China

Jitsuro Terashima	Executive Managing Officer	President & CEO, Mitsui Global Strategic Studies Institute

Koji Nakamura	Executive Managing Officer	General Manager, Osaka Office

Kenichi Yamamoto	Executive Managing Officer	Chief Operating Officer, First Consumer Service Business Unit

Toshio Awata	Executive Managing Officer	General Manager, Nagoya Office

Kiyotaka Watanabe	Executive Managing Officer	General Manager: Kyushu Office

Masaaki Fujita	Executive Managing Officer	Chief Operating Officer, Foods & Retail Business Unit

Junichi Mizonoue	Executive Managing Officer	Chief Operating Officer, Second Chemicals Business Unit

Takao Omae	Executive Managing Officer	Chief Operating Officer, Infrastructure Projects Business Unit

Norinao Iio	Executive Managing Officer	Chief Operating Officer, EMEA (Europe, the Middle East and Asia) Business Unit

Hideyo Hayakawa	Executive Managing Officer	General Manager, Internal Auditing Division

Masaaki Murakami	Managing Officer	President, Mitsui & Co. Korea Ltd.

Osamu Koyama	Managing Officer	Deputy Chief Operating Officer, Americas Business Unit

Terukazu Okahashi	Managing Officer	Deputy General Manager, Osaka Office

Osamu Takahashi	Managing Officer	Chief Operating Officer, IT Business Unit

Shigeru Hanagata	Managing Officer	Chief Operating Officer, Motor Vehicles Business Unit

Masayoshi Komai	Managing Officer	Chief Operating Officer, Marine & Aerospace Business Unit

Katsumi Ogawa	Managing Officer	Chief Operating Officer, Financial Markets Business Unit

Akio Yamamoto	Managing Officer	President, Mitsui & Co. (Thailand) Ltd.

Yoshinori Setoyama	Managing Officer	Chief Operating Officer, First Chemicals Business Unit

Noriaki Sakamoto	Managing Officer	President, MITSUI & CO. (CANADA) LTD.,

Masahiko Okamura	Managing Officer	Chief Operating Officer, Second Consumer Service Business Unit

Fuminobu Kawashima	Managing Officer	Chief Operating Officer, Energy Business Unit I

Masaaki Iida	Managing Officer	Chief Operating Officer, Transportation Logistics Business Unit

Joji Okada	Managing Officer	General Manager, Accounting Division

Takashi Fukunaga	Managing Officer	Deputy Operating Officer, EMEA (Europe, the Middle East and Africa) Business Unit

Takashi Yamauchi	Managing Officer	Chief Operating Officer, Iron & Steel Products Business Unit

Shuji Nakura	Managing Officer	General Manager, Investment Administration Division

Mitsuhiko Kawai	Managing Officer	Chief Operating Officer, Energy Business Unit II

Daisuke Saiga	Managing Officer	General Manager, Human Resources & General Affairs Division

Masayuki Kinoshita	Managing Officer	Chief Operating Officer, Mineral & Metal Resources Business Unit

Atsushi Ooi	Managing Officer	Chairman & managing Director, Mitsui & Co.(Australia) Ltd.

3	Remuneration of Directors and Corporate Auditors

The remuneration of the Company’s Directors and Corporate Auditors was as follows:

	Number of recipients	Total remuneration paid relating to the year ended March 31, 2008
Directors	13	¥1,053 million
Corporate Auditors	7	¥187 million
Total	20	¥1,240 million
(External Directors and Corporate Auditors)	(8)	(¥86 million)

Notes:

1.	Limits on remuneration of Directors and Corporate Auditors have been determined by General Meeting of Shareholders resolutions as follows: for Directors, there is a total limit of ¥70 million per month (by resolution of June 22, 2007); for Corporate Auditors, there is a total limit of ¥20 million per month (by resolution of June 22, 2007). Unrelated to the above, for Directors (not including external directors) there is a total limit for bonuses of ¥500 million.

2.	The above amounts include ¥410 million in bonuses for Directors (excluding external Directors).

3.	In addition to the above amounts, the company paid pensions and retirement compensation (including payments that were determined for payment before abolition of the pension system) of ¥705 million to Directors, and ¥76 million to Corporate Auditors.

4 External Directors and external Corporate Auditors (As of March 31, 2008)

(1)	External Directors

 Concurrent appointments as External officers or executive directors of other companies are as follows;

Name	Concurrent appointments as External officers or executive directors of other companies

Akishige Okada	Sony Corporation Daicel Chemical Industries, Ltd. Hotel Okura Co., Ltd. Toyota Motor Corporation Mitsui Fudosan Co., Ltd.	External Director External Director External Corporate Auditor External Corporate Auditor External Corporate Auditor

Ikujiro Nonaka	Eisai Co., Ltd Fujitsu, Ltd.	External Director External Director

Hiroshi Hirabayashi	TOSHIBA Corporation	External Director

‚ The eldest daughter of Hiroshi Hirabayashi is employed by Mitsui & Co. Ltd.

ƒ The Company has entered into agreements with its respective external Directors pursuant to Article 427(1) of the Corporate Law of Japan to limit their liability to the extent possible by law.

(2)	External Corporate Auditors

 Concurrent appointments as External officers or executive directors of other companies are as follows;

Name	Concurrent appointments as external officers or executive directors of other companies

Ko Matsukata	Mitsui Life Insurance Company Limited	External Corporate Auditor

Hideharu Kadowaki	Mitsui Chemicals, Inc.	External Corporate Auditor

Naoto Nakamura	Asahi Breweries, Ltd.	External Corporate Auditor

‚ The eldest son of Ko Matsukata is employed by our associated company Mitsui Leasing & Development, Ltd.

ƒ The Company has entered into agreements with its respective external Corporate Auditors pursuant to Article 427(1) of the Corporate Law of Japan to limit their liability to the extent possible by law.

(3)	Major activities of external Directors and external Corporate Auditors

Name	Position	Major activities
Akishige Okada	External Director	Director, Akishige Okada (Director, Mitsui & Co., Ltd., since June 2003) participated in 13 of the 14 Board of Directors meetings held during the fiscal year under review. He made statements mainly from the perspective of his high degree of knowledge and varied experience of the banking business.

Nobuko Matsubara	External Director	Director, Nobuko Matsubara (Director, Mitsui & Co., Ltd., since June 2006) participated in all 14 Board of Directors meetings held during the fiscal year under review. She made statements mainly from the perspective of her high degree of knowledge and varied experience of labor disputes while working as a Japanese public servant.

Ikujiro Nonaka	External Director	Director Ikujiro Nonaka (Director, Mitsui & Co., Ltd., since June 2007) participated in 9 of the 12 Board of Directors meetings held during the fiscal year under review and since his appointment in June 2007. He made statements mainly from the perspective of his high degree of knowledge and varied experience from his graduate and post-graduate research as an international business specialist.

Hiroshi Hirabayashi	External Director	Director Hiroshi Hirabayashi (Director, Mitsui & Co., Ltd., since June 2007) participated in all 12 of the Board of Directors meetings held during the fiscal year under review and since his appointment in June 2007. He made statements mainly from the perspective of his high degree of knowledge and varied international experience from his overseas activities as a foreign diplomat for Japan.

Ko Matsukata	External Corporate Auditor	Corporate Auditor, Ko Matsukata (Corporate Auditor, Mitsui & Co., Ltd., since June 1996) participated 12 of the 14 Board of Directors meetings, and all 13 Board of Corporate Auditors meetings, held during the fiscal year under review. He made statements mainly from the perspective of his high degree of knowledge and varied experience of the insurance and finance businesses.

Yasutaka Okamura	External Corporate Auditor	Corporate Auditor, Yasutaka Okamura (Corporate Auditor, Mitsui & Co., Ltd., since June 2003) participated in 11 of the 14 Board of Directors meetings, and 11 of the 13 Board of Corporate Auditors meetings, held during the fiscal year under review. He made statements mainly from the perspective of his high degree of knowledge and varied experience obtained from his many years as a prosecutor or an attorney at law.

Hideharu Kadowaki	External Corporate Auditor	Corporate Auditor, Hideharu Kadowaki (Corporate Auditor, Mitsui & Co., Ltd., since June 2004) participated in 13 of the 14 Board of Directors meetings, and all of the 13 Board of Corporate Auditors meetings, held during the fiscal year under review. He made statements mainly from the perspective of his high degree of knowledge and varied experience of the banking business.

Naoto Nakamura	External Corporate Auditor	Corporate Auditor, Naoto Nakamura (Corporate Auditor, Mitsui & Co., Ltd., since June 2006) participated in 12 of the 14 Board of Directors meetings, and 12 of the 13 Board of Corporate Auditors meetings, held during the fiscal year under review. He made statements mainly from the perspective of his high degree of knowledge and varied experience obtained working as an attorney at law predominantly in the corporate law field.

9. DETAILS OF INDEPENDENT AUDITORS

1.	Name of Independent Auditor

Deloitte Touche Tohmatsu

2.	Remuneration paid to Independent Auditor

•	Total remuneration paid by the Company to its Independent Auditor relating to the fiscal year under review: ¥574 million

•	Total amount of monetary and other economic benefits payable by the Company and its subsidiaries to Independent Auditor: ¥1,447 million

3.	Non-Audit Services

The Company has engaged its Independent Auditor provide “tax related services”, etc, being services falling outside the scope of Article 2(1) of the Certified Public Accountants Law (non-audit services).

4.	Policy on the Removal and Decision not to Re-Appoint Independent Auditor

The Company has the following policy on the removal of, and decisions not to re-appoint, Independent Auditor.

1.	The tenure of the Independent Auditor is one year, and they may be re-appointed.

2.	The appointment and removal of, and decisions not to re-appoint, Independent Auditor is/are resolved by the Board of Directors to be referred for discussion and resolution at the General Meeting of Shareholders, after obtaining the approval of the Board of Corporate Auditors. The re-appointment of Independent Auditor is determined by resolution of the Board of Directors after obtaining the approval of the Board of Corporate Auditors.

3.	Where the Independent Auditor have breached or contravened law or regulation such the Corporate Law of Japan or the Certified Public Accountants Law, or have conducted themselves in breach of public policy or breached their contract of engagement, the Board of Directors considers whether or not it is appropriate to refer the removal of, or decisions not to re-appoint, Independent Auditor to the General Meeting of Shareholders for discussion and resolution.

4.	The Board of Corporate Auditors may remove the Independent Auditor with the approval of each Corporate Auditor if the circumstances outlined in the respective provisions of Article 340(1) of the Corporate Law of Japan apply.

Note: Among the Company’s principal subsidiaries, Mitsui & Co. (U.S.A.) Inc. is audited by Deloitte & Touche LLP (U.S.A.), Mitsui E&P Middle East B.V. is audited by Deloitte Accountants B.V. (Netherlands), and Mitsui Iron Ore Development Pty Ltd and Mitsui Coal Holdings Pty Ltd are audited by Deloitte Touche Tohmatsu (Australia).

10. NECESSARY SYSTEMS TO ENSURE APPROPRIATE OPERATIONS

An outline of Mitsui’s “Necessary systems to ensure appropriate operations” (pursuant to Article 362(4)(6) of the Corporate Law of Japan) is as follows. Further detail can be found via the following link on Mitsui’s webpage (http://www.mitsui.co.jp/en/company/governance/02/index.html).

1	SYSTEMS TO ENSURE THAT PERFORMANCE OF DUTIES BY DIRECTORS AND EMPLOYEES COMPLIES WITH LAWS AND REGULATIONS AND THE ARTICLES OF INCORPORATION

1.	Mitsui has established “BUSINESS CONDUCT GUIDELINES FOR EMPLOYEES AND OFFICERS OF MITSUI & CO., LTD.” positioning compliance by officers and employees in the course of carrying out their duties as one of Mitsui’s most important priorities.

2.	Mitsui has established a Compliance Committee, headed by Chief Compliance Officer (CCO), and carries out compliance training and other measures to improve awareness of compliance issues. Mitsui has set up several avenues, both internal and external, for its employees to report and consult on compliance matters, and conducts periodical auditing to ensure its compliance regime is observed while also taking disciplinary actions on violations.

3.	Mitsui’s Corporate Auditors monitor the observance of laws and regulations, and the Articles of Incorporation, amongst other things, by Directors and employees in the performance of their duties.

4.	Mitsui has appointed external Directors and Corporate Auditors to strengthen the supervisory function of the Board of Directors, and has established various advisory committees which include external Directors and Corporate Auditors as committee members, in order to ensure management transparency and objectivity.

2	SYSTEMS TO STORE AND CONTROL INFORMATION RELATED TO DUTIES PERFORMED BY DIRECTORS

In accordance with its Documentation Management Regulations and Information Systems Regulations, Mitsui stores and controls important information such as minutes of General Meetings of Shareholders and the Board of Directors, under the charge of a Director responsible for its Corporate Staff Divisions.

3	REGULATIONS AND SYSTEMS RELATED TO MANAGEMENT OF RISK OF LOSS

a)	The heads of Mitsui’s business units and overseas operations manage risks of losses (“Risks”) that arise from businesses within the scope of their authority.

b)	Mitsui’s Corporate Staff Divisions holistically manage the various Risks which Mitsui faces in its businesses, under an integrated risk management system centered on the Internal Controls Committee and the Portfolio Management Committee

c)	Mitsui has established a Crisis Management Headquarters to respond to crises in accordance with the Crisis Management Headquarters Regulations and the Business Continuity Management Regulations.

4	SYSTEMS TO ENSURE EFFECTIVE AND EFFICIENT EXECUTION OF DIRECTORS’ DUTIES

a)	Efficient management performance is pursued through having the Board of Directors oversee each Director in the performance of his/her duties and the use of an Executive Officer System.

b)	Mitsui has established various committees, such as the Corporate Management Committee and the Portfolio Management Committee, to enhance efficient and appropriate management decisions.

c)	Mitsui has constructed a system whereby business units are aligned to its products and services and regions to enable timely management decisions, and following deliberations by the relevant Corporate Staff Divisions, Mitsui’s representative directors make final decisions in the best interests of the Company

d)	Management initiatives are implemented in accordance with the Medium-Term Management Outlook and annual business plans, with the Board of Directors regularly checking upon progress.

5	SYSTEMS TO ENSURE PROPER OPERATIONS IN THE GROUP

a)	Based on the general principle of the autonomy of its subsidiaries and associated companies, Mitsui appropriately manages subsidiaries and associated companies, understanding the management status and maintaining a group wide management framework while providing for Mitsui’s participation in the management and/or governance of its subsidiaries and associated companies as appropriate to its equity investor status.

b)	Mitsui requires its major subsidiaries and associated companies to carry out regular auditing to check their compliance with laws and regulations.

c)	If Mitsui’s subsidiaries or associated companies discover compliance breaches by Mitsui’s officers or employees, these matters are reported to Mitsui’s Compliance Committee.

6	SYSTEMS RELATING TO EMPLOYEES ASSIGNED TO ASSIST CORPORATE AUDITORS, AND THE INDEPENDENCE OF SUCH EMPLOYEES FROM DIRECTORS

a)	A Corporate Auditor Division is resourced with three or more full time employees.

b)	The organization and assignment of employees to the Corporate Auditor Division is determined with the approval of the Corporate Auditors.

7	SYSTEMS FOR DIRECTORS AND EMPLOYEES TO REPORT TO CORPORATE AUDITORS

a)	Corporate Auditors may receive information by attending relevant meetings, requesting copies of material documents, and holding regular meetings with Directors, Executive Officers or other management staff.

b)	If Directors discover circumstances which carry the risk of serious loss or consequence to Mitsui, they promptly report the same to the Board of Corporate Auditors.

c)	Mitsui’s Corporate Auditors visit its major subsidiaries and associated companies to conduct audits, and collaborate with the corporate auditors of those companies.

8	OTHER SYSTEMS TO ENSURE EFFECTIVE AUDITING BY CORPORATE AUDITORS

a)	The Directors maintain an appropriate environment for auditing.

b)	The Corporate Auditors may request cooperation from the Internal Auditing Division, the Legal Division and the Accounting Division, as well as other divisions with regard to their auditing.

c)	The Corporate Auditors maintain close contact with Mitsui’s independent auditors.

d)	The Corporate Auditors may request the assistance of full-time corporate legal counsel and other external expert professional advisors.

●	CONSOLIDATED BALANCE SHEETS

ASSETS

(Millions of Yen)	March 31, 2008	March 31, 2007(*)
Current Assets
Cash and cash equivalents	¥899,264	¥800,032
Time deposits	12,302	6,591
Marketable securities	7,114	11,670
Trade receivables:
Notes and loans, less unearned interest	424,406	475,271
Accounts	2,125,640	2,199,614
Associated companies	228,831	240,950
Allowance for doubtful receivables	(23,289)	(29,824)
Inventories	739,721	696,470
Advance payments to suppliers	95,188	96,702
Deferred tax assets—current	37,766	21,175
Derivative assets	391,333	254,319
Other current assets	272,838	300,806

Total current assets	5,211,114	5,073,776

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,333,042	1,587,571
Other investments	1,281,476	1,238,853
Non-current receivables, less unearned interest	497,265	476,107
Allowance for doubtful receivables	(58,957)	(69,775)
Property leased to others—at cost, less accumulated depreciation	184,447	259,240

Total investments and non-current receivables	3,237,273	3,491,996

Property and Equipment—at Cost:
Land, land improvements and timberlands	188,848	191,537
Buildings, including leasehold improvements	385,140	379,814
Equipment and fixtures	815,202	790,510
Mineral rights	146,120	151,752
Vessels	33,789	33,666
Projects in progress	176,987	130,529

Total	1,746,050	1,677,808
Accumulated depreciation	(729,715)	(689,508)

Net property and equipment	1,016,335	988,300

Intangible Assets, less Accumulated Amortization	128,504	104,445

Deferred Tax Assets—Non-current	20,574	21,800

Other Assets	77,079	132,995

Total	¥9,690,879	¥9,813,312

(*)	Supplementary information

[continued on next page]

[continued from previous page]

LIABILITIES AND SHAREHOLDERS’ EQUITY

(Millions of Yen)	March 31, 2008	March 31, 2007(*)
Current Liabilities:
Short-term debt	¥464,547	¥658,747
Current maturities of long-term debt	276,620	371,865
Trade payables:
Notes and acceptances	79,414	98,199
Accounts	1,888,911	1,966,800
Associated companies	69,476	64,730
Accrued expenses:
Income taxes	127,411	85,692
Interest	21,924	25,324
Other	85,526	84,625
Advances from customers	113,939	113,586
Derivative liabilities	279,696	198,735
Other current liabilities	187,149	141,899

Total current liabilities	3,594,613	3,810,202

Long-term Debt, less Current Maturities	2,944,383	2,887,528

Accrued Pension Costs and Liability for Severance Indemnities	32,754	33,209

Deferred Tax Liabilities—Non-current	387,337	450,181

Other Long-term Liabilities	304,156	283,226

Minority Interests	243,976	238,687

Shareholders’ Equity:
Common stock—no par value	337,544	323,213
Authorized, 2,500,000,000 shares: Issued,1,820,183,809 shares in 2008 and 1,787,538,428 shares in 2007(*)
Capital surplus	432,245	417,900
Retained earnings:
Appropriated for legal reserve	47,463	39,670
Unappropriated	1,397,313	1,072,234
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	140,446	258,922
Foreign currency translation adjustments	(135,196)	(9,409)
Defined benefit pension plans	(32,160)	2,287
Net unrealized gains and losses on derivatives	1,135	8,930

Total accumulated other comprehensive (loss) income	(25,775)	260,730

Treasury stock, at cost : 3,543,891 shares in 2008 and 2,911,367 shares in 2007(*)	(5,130)	(3,468)

Total shareholders’ equity	2,183,660	2,110,279

Total	¥9,690,879	¥9,813,312

(*)	Supplementary information

●	STATEMENTS OF CONSOLIDATED INCOME

(Millions of Yen)	Year ended March 31, 2008	Year ended March 31, 2007(*)
Revenues:
Sales of products	¥5,009,773	¥4,090,447
Sales of services	553,742	556,014
Other sales	175,363	147,136

Total revenues	5,738,878	4,793,597

( Total Trading Transactions: Year ended March 31, 2008: ¥17,009,056 million Year ended March 31, 2007: ¥15,271,649 million(*))
Cost of Revenues:
Cost of products sold	4,512,491	3,696,859
Cost of services sold	156,187	158,543
Cost of other sales	82,123	71,904

Total cost of revenues	4,750,801	3,927,306

Gross Profit	988,077	866,291

Other Expenses (Income):
Selling, general and administrative	605,176	571,617
Provision for doubtful receivables	8,073	11,873
Interest income	(57,268)	(49,847)
Interest expense	106,213	92,501
Dividend income	(50,115)	(49,188)
Gain on sales of securities—net	(92,307)	(58,800)
Loss on write-down of securities	36,715	11,687
Loss (gain) on disposal or sales of property and equipment—net	228	(5,283)
Impairment loss of long-lived assets	24,393	19,427
Impairment loss of goodwill	2,004	16,528
Compensation and other charges related to DPF incident	—	(3,864)
Other expense—net	2,961	466

Total other expenses	586,073	557,117

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	402,004	309,174

[Continued on next page]

[Continued from previous page]

(Millions of Yen)	Year ended March 31, 2008	Year ended March 31, 2007(*)
Income Taxes:
Current	173,275	134,340
Deferred	(2,038)	10,928

Total	171,237	145,268

Income from Continuing Operations before Minority Interests and Equity in Earnings	230,767	163,906
Minority Interests in Earnings of Subsidiaries	(45,958)	(17,874)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect)	154,268	153,094

Income from Continuing Operations.	339,077	299,126
Income from Discontinued Operations—Net (After Income Tax Effect)	70,984	2,376

Net Income	¥410,061	¥301,502

(*)	Supplementary information

●	STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY

(Millions of Yen)	Year ended March 31, 2008	Year ended March 31, 2007(*)
Common Stock:
Balance at beginning of year	¥323,213	¥295,766
Common stock issued upon conversion of bonds	14,331	27,447

Balance at end of year	¥337,544	¥323,213

Capital Surplus:
Balance at beginning of year	¥417,900	¥390,488
Conversion of bonds	14,285	27,359
Gain on sales of treasury stock	60	53

Balance at end of year	¥432,245	¥417,900

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of year	¥39,670	¥38,508
Transfer from unappropriated retained earnings	7,793	1,162

Balance at end of year	¥47,463	¥39,670

Unappropriated:
Balance at beginning of year	¥1,072,234	¥825,306
Cumulative effect of a change in accounting principle -initial application of FIN No. 48	(5,113)	—
Net income	410,061	301,502
Cash dividends paid	(72,076)	(53,412)
Annual rate per share:
Year ended March 31, 2008: ¥40.0
Year ended March 31, 2007: ¥31.0(*)
Transfer to retained earnings appropriated for legal reserve	(7,793)	(1,162)

Balance at end of year	¥1,397,313	¥1,072,234

Accumulated Other Comprehensive Income (Loss)
(After Income Tax Effect):
Balance at beginning of year	¥260,730	¥129,842
Unrealized holding gains and losses on available-for-sale securities	(118,476)	42,823
Foreign currency translation adjustments	(125,787)	73,870
Minimum pension liability adjustment	—	1,058
Defined benefit pension plans:
Amortization of net prior service credit	474	—
Amortization of net actuarial loss	(34,921)	—
Adjustment to initially apply SFAS No. 158	—	6,646
Net unrealized gains and losses on derivatives	(7,795)	6,491

Balance at end of year	¥(25,775)	¥260,730

Treasury Stock, at Cost:
Balance at beginning of year	¥(3,468)	¥(2,003)
Purchases of treasury stock	(1,757)	(1,633)
Sales of treasury stock	95	168

Balance at end of year	¥(5,130)	¥(3,468)

(*)	Supplementary information

[Continued on next page]

[Continued from previous page]

(Millions of Yen)	Year ended March 31, 2008	Year ended March 31, 2007(*)
Summary of Changes in Equity from Nonowner Sources (Comprehensive Income (loss)):
Net income	¥410,061	¥301,502
Other comprehensive income (loss)
(after income tax effect):
Unrealized holding gains and losses on available-for-sale securities	(118,476)	42,823
Foreign currency translation adjustments	(125,787)	73,870
Minimum pension liability adjustment	—	1,058
Defined benefit pension plans:
Amortization of net prior service credit	474	—
Amortization of net actuarial loss	(34,921)	—
Net unrealized gains and losses on derivatives	(7,795)	6,491

Changes in equity from nonowner sources	¥123,556	¥425,744

(*)	Supplementary information

Note:	Appropriations of retained earnings are reflected in the consolidated financial statements upon shareholders’ approval.

Notes to Consolidated Financial Statements (Year ended March 31, 2008)

Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements

1. Subsidiaries and Associated Companies

(1)	Subsidiaries 297

Mitsui & Co. (U.S.A.), Inc., Mitsui Iron Ore Development Pty. Ltd.,

Mitsui Sakhalin Holdings B.V., Mitsui E&P Middle East B.V.,

Mitsui Oil Exploration Co., Ltd., and others

(2)	Associated companies accounted for under the equity method 182

Japan Australia LNG (MIMI) Pty. Ltd., Valepar S.A., P.T. Paiton Energy, and others

Total 380 subsidiaries and associated companies are excluded from above. These include the companies which are sub-consolidated or accounted for under the equity method by other subsidiaries, other than trading subsidiaries, and the companies which are managed by trading subsidiaries.

2. Summary of Significant Accounting Policies

(1)	Basis of consolidated financial statements

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”), as provided for under the first clause of Article 148 of the accounting regulations of the Corporate Law of Japan. In accordance with the provision of the clause, certain disclosures required by U.S. GAAP have been omitted.

(2)	Inventories

Stated at the lower of cost, principally on the specific-identification basis, or market.

(3)	Debt and marketable equity securities

Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” has been adopted.

Trading securities:	Carried at fair value. Unrealized holding gains and losses are included in earnings.

Held-to-maturity securities:	Measured at amortized cost. Premiums and discounts amortized in the period are included in interest income.

Available-for-sale securities:	Carried at fair value with related unrealized holding gains and losses reported in accumulated other comprehensive income in shareholders’ equity on a net-of-tax basis. The cost of available-for-sale securities sold is determined based on the moving-average cost method.

(4)	Depreciation of property and equipment

Principally the declining-balance method is used for assets located in Japan.

Principally the straight-line method is used for assets located outside Japan.

Either the straight-line method or the unit-of-production method is used for mineral rights.

(5)	Allowances and Reserves

Allowance for doubtful receivables:

An impairment loss for a specific loan deemed to be impaired is measured in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan—an amendment of Financial Accounting Standards Board (“FASB”) Statements No. 5 and 15.”

An allowance for doubtful receivables is recognized for all receivables not subject to the accounting requirement of SFAS No. 114 based primarily upon credit loss experiences of Mitsui & Co., Ltd. and subsidiaries (collectively, the “companies”) and an evaluation of potential losses in the receivables.

Pension costs and severance indemnities:

In accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, accrued pension costs and the liability for severance indemnities for the employees’ retirement benefits are accrued based on the projected benefit obligations and the fair value of plan assets as of March 31, 2008.

The unrecognized prior service credit is amortized over the average remaining service period of employees.

The amount of the unrecognized net actuarial loss as of the beginning of the year, which exceeds 10 percent of the greater of the projected benefit obligation or the fair value of plan assets, is amortized over seven years for the contributory Corporate Pension Fund of Mitsui & Co., Ltd. (the “Company”) and over the average remaining service period for other defined benefit pension plans.

(6)	All transactions are accounted for net of national and/or regional consumption taxes.

(7)	Goodwill and other intangible assets

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and identifiable intangible assets determined to have an indefinite useful life are not amortized but tested for impairment annually or more frequently if impairment indicators arise.

Identifiable intangible assets with a finite useful life are amortized over their respective estimated useful lives using the straight-line method.

(8)	Total trading transactions

Total trading transactions, as presented in the accompanying Statements of Consolidated Income, are a voluntary disclosure as permitted by FASB Emerging Issues Task Force Issue (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” and represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Total trading transactions should not be construed as equivalent to, or a substitute or a proxy for, revenues, or as an indicator of the companies’ operating performance, liquidity or cash flows generated by operating, investing or financing activities. The companies have included the gross transaction volume information because similar Japanese trading companies have generally used it as an industry benchmark. As such, management believes that total trading transactions are a useful supplement to the results of operations information for users of the consolidated financial statements.

(9)	Discontinued operations

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the companies present the results of discontinued operations, including operations of a subsidiary that either has been disposed of or is classified as held for sale, as a separate line item in the Statements of Consolidated Income under income from discontinued operations—net (after income tax effect). The figures of the Statements of Consolidated Income for the prior year related to the discontinued operations have been reclassified to conform to the current year presentation.

3. Summary of a Change in Significant Accounting Policies

Accounting for Uncertainty in Income Taxes

Effective April 1, 2007, the companies adopted FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.”

FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of all tax positions accounted for in accordance with SFAS No. 109.

The cumulative effect of applying the provisions of FIN No. 48 was reported as a decrease of ¥5,113 million to the opening balance of unappropriated retained earnings in the Statements of Consolidated Shareholders’ Equity for the year ended March 31, 2008.

Notes to Consolidated Balance Sheets

1. Pledged assets and related liabilities

(1) Assets pledged as collateral	¥313,261 million

The following assets were pledged as collateral:

Trade receivables	¥115,177 million
(current and non-current)
Inventories	¥39,274 million
Investments	¥71,770 million
Property leased to others	¥51,840 million
(net book value)
Property and equipment	¥33,639 million
(net book value)
Other	¥1,561 million

(2) Liabilities related to the assets pledged as collateral	¥184,437 million

In addition to the above, bank borrowings under certain provisions of loan agreements which require the Company, upon the request of the bank, to provide collateral, which is not specified in the loan agreements, were ¥84,219 million.

2. Contingent liabilities

(1) Guarantees

Financial guarantees	¥156,293 million
Performance guarantees	¥19,857 million
Market value guarantees	¥66,726 million
Derivative instruments	¥83,015 million

Market value guarantees include obligations to repurchase bills of exchange of ¥56,436 million.

The figure for derivative instruments is the aggregation of notional amounts computed based on the strike prices and quantities of written put options. Written put options of the companies meet the accounting definition of guarantees when it is probable that the counterparties of the derivative contracts have underlying assets or liabilities. The companies disclose written put options that meet the definition of guarantees, with consideration of the business relationship with counterparties.

Most of these derivative instruments are used as a part of trading transactions in the commodity markets, and the companies monitor the positions of derivative instruments which are subject to certain position and loss limits. In addition to the above, the companies are members of major commodity exchanges in Japan and overseas. In connection with these memberships, the companies provide guarantees to the exchanges. Under the membership agreements, if a member becomes unable to satisfy its obligations to the exchange, the other members would be required to meet such shortfalls. The outstanding balance of guarantees related to these joint obligations is not quantifiable and the probability of being required to make any payments under these obligations is remote.

(2) Other

The Company was audited by the Tokyo Regional Taxation Bureau with regard to a transfer price taxation in connection with the LNG Project in Western Australia for the six fiscal years from the year ended March 31, 2000 to the year ended March 31, 2005. At the end of June 2006 and 2007, the Company received notices of tax assessment from the Tokyo Regional Taxation Bureau for the years ended March 31, 2000 and 2001. Based on the notices of assessment, the taxable incomes were corrected by ¥4,863 million and ¥8,224 million, and the additional tax liabilities for income taxes were ¥2,375 million and ¥3,686 million, respectively. The Company has paid the additional taxes. The Company disagrees with the assessment and registered its protest in August 2006, and in addition, lodged an application in November 2006 for the mutual agreement procedure pursuant to a provision in the tax treaty between Japan and Australia in order to settle the double taxation.

The Company believes that the amount of the correction for the years ended March 31, 2000 and 2001 and the tax liabilities for the years ended March 31, 2002 or later, arising from the final correction, if any, will be affected by the result of the mutual agreement procedure, which is still continuing. The effect of this matter was recorded in accordance with FIN No.48 in the consolidated financial statements for the year ended March 31, 2008.

Notes to Statements of Consolidated Shareholders’ Equity

1.	Number of common stock issued as of March 31, 2008 1,820,183,809 shares

2.	Dividends from capital surplus and/or retained earnings

Resolution	Total amount of dividends (millions of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 22, 2007	¥30,342	¥17	March 31, 2007	June 25, 2007
Board of Directors’ meeting held on November 2, 2007	¥41,734	¥23	September 30, 2007	December 3, 2007

Scheduled Resolution	Total amount of dividends (millions of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders to be held on June 24, 2008	¥41,788	¥23	March 31, 2008	June 25, 2008

Per Share Information

Net Assets per Share	¥1,202.03
Basic Net Income per Share	¥227.20
Diluted Net Income per Share	¥224.82

Subsequent Events

There are no material subsequent events to be disclosed.

●	STATEMENTS OF CONSOLIDATED CASH FLOWS

(Supplementary Information) (Unaudited)

(Millions of Yen)	Year ended March 31, 2008	Year ended March 31, 2007
Operating Activities:
Net Income	¥410,061	¥301,502
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations—net (after income tax effect)	(70,984)	(2,376)
Depreciation and amortization	139,328	87,945
Pension and severance costs, less payments	(2,422)	(8,091)
Provision for doubtful receivables	8,073	11,873
Gain on sales of securities—net	(92,307)	(58,800)
Loss on write-down of securities	36,715	11,687
Loss (gain) on disposal or sales of property and equipment—net	228	(5,283)
Impairment loss of long-lived assets	24,393	19,427
Impairment loss on goodwill	2,004	16,528
Deferred income taxes	(2,038)	10,928
Minority interests of earnings of subsidiaries	45,958	17,874
Equity in earnings of associated companies, less dividends received	(55,016)	(43,022)
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	77,800	(315,964)
(Increase) decrease in inventories	(75,375)	8,164
(Decrease) increase in trade payables	(41,009)	124,505
Other—net	14,113	50,025
Net cash (used in) provided by operating activities of discontinued operations	(3,731)	12,353

Net cash provided by operating activities	415,791	239,275

Investing Activities:
Net (increase) decrease in time deposits	(6,609)	29,367
Net decrease (increase) in investments in and advances to associated companies	102,759	(188,124)
Net increase in other investments	(32,680)	(20,677)
Net (increase) decrease in long-term loan receivables	(2,020)	36,021
Net increase in property leased to others and property and equipment	(166,228)	(274,615)

Net cash used in investing activities	(104,778)	(418,028)

[Continued on next page]

[Continued from previous page]

Financing Activities:
Net (decrease) increase in short-term debt	(148,848)	70,820
Net increase in long-term debt	37,396	239,130
Capital contribution from minority interests	—	17,095
Purchases of treasury stock—net	(1,601)	(1,344)
Payments of cash dividends	(72,076)	(53,412)

Net cash (used in) provided by financing activities	(185,129)	272,289

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(26,652)	9,431

Net Increase in Cash and Cash Equivalents	99,232	102,967
Cash and Cash Equivalents at Beginning of Year	800,032	697,065

Cash and Cash Equivalents at End of Year	¥899,264	¥800,032

Note:	In accordance with SFAS No. 144, the figures for the year ended March 31, 2007 relating to discontinued operations have been reclassified.

●	OPERATING SEGMENT INFORMATION

(Supplementary information) (Unaudited)

The companies allocate their resources and review their performance by operating segments comprised of the business units of the Head Office and region-focused operating segments comprised of the regional business units. The companies’ operating segments have been aggregated based on the nature of the products and other criteria into eight product-focused reportable operating segments and three region-focused reportable operating segments.

Year ended March 31, 2008 (from April 1, 2007 to March 31, 2008)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	1,495,085	1,528,024	2,530,804	2,622,360	2,644,288	2,009,870	1,148,823	171,967
Gross Profit	61,344	95,765	134,090	110,261	219,267	81,229	116,657	55,142
Operating Income (Loss)	25,600	78,970	31,999	46,178	172,455	16,584	18,967	20,879
Equity in Earnings of Associated Companies	4,901	71,216	20,293	5,819	36,838	3,092	8,197	(1,858)
Net Income (Loss)	20,238	177,026	35,000	18,428	124,084	10,440	12,037	7,526
Total Assets at March 31, 2008	632,329	916,150	1,563,228	818,680	1,668,655	675,253	760,764	797,341

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	1,625,587	514,190	721,112	17,012,110	6,758	(9,812)	17,009,056
Gross Profit	54,047	26,784	33,074	987,660	5,532	(5,115)	988,077
Operating Income (Loss)	1,981	1,768	7,616	422,997	(1,375)	(46,794)	374,828
Equity in Earnings of Associated Companies	5,021	327	1,072	154,918	71	(721)	154,268
Net Income (Loss)	4,283	5,011	22,518	436,591	(7,101)	(19,429)	410,061
Total Assets at March 31, 2008	635,570	205,712	360,508	9,034,190	2,831,483	(2,174,794)	9,690,879

Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007) (As restated)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	1,398,061	1,469,063	2,224,749	2,392,268	2,038,054	1,917,825	1,457,175	180,437
Gross Profit	57,766	110,974	108,003	103,073	123,871	81,336	129,983	60,489
Operating Income (Loss)	25,582	91,294	20,861	35,342	81,326	10,924	20,344	24,199
Equity in Earnings of Associated Companies	3,121	60,313	21,429	4,933	44,394	3,789	8,661	1,960
Net Income (Loss)	20,559	98,354	33,557	19,327	75,658	(12,304)	16,605	14,631
Total Assets at March 31, 2007	663,682	912,596	1,643,151	949,091	1,733,630	696,062	861,501	681,294

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	1,167,527	478,515	623,879	15,347,553	7,250	(83,154)	15,271,649
Gross Profit	64,704	25,447	30,678	896,324	4,344	(34,377)	866,291
Operating Income (Loss)	21,348	2,945	9,508	343,673	(4,353)	(56,519)	282,801
Equity in Earnings of Associated Companies	3,845	300	695	153,440	121	(467)	153,094
Net Income	16,917	4,136	22,001	309,441	5,845	(13,784)	301,502
Total Assets at March 31, 2007	464,849	199,122	360,117	9,165,095	2,882,791	(2,234,574)	9,813,312

Notes:

1.	The figures of “Consolidated Total” for the year ended March 31, 2007 has been reclassified to conform to the change in current year presentation for discontinued operations in accordance with SFAS No. 144. The reclassification to income (loss) from discontinued operations—net (after income tax effect) is included in “Adjustments and Eliminations.”

2.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at March 31, 2008 and 2007 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

3.	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

4.	Transfers between operating segments are made at cost plus a markup.

5.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.

6.	Based on the reorganization effective April 1, 2007, the presentation of operating segment information is changed as below. The operating segment information for the year ended March 31, 2007 has been restated to conform to the current year presentation.

*	“Iron & Steel Raw Materials and Non-Ferrous Metals” which had been formerly disclosed as a reportable segment changed its name to “Mineral & Metal Resources” and the Coal & Nuclear Fuel business which had been formerly included in “Iron & Steel Raw Materials and Non-Ferrous Metals” was transferred to “Energy.”

*	“Lifestyle, Consumer Service and Information, Electronics & Telecommunication” changed its name of the reportable segment to “Consumer Service & IT” in relation to the change of the composition of the reportable segment.

*	Subsidiaries in Oceania region which had been formerly included in “Other Overseas Areas” were transferred to “Asia Pacific” which had been formerly disclosed as “Asia.”

*	Subsidiaries in the Middle East, Africa and Russia which had been formerly included in “Other Overseas Areas” were transferred to “Europe, the Middle East and Africa” which had been formerly disclosed as “Europe.”

●	BALANCE SHEETS

ASSETS

(Millions of Yen)	March 31, 2008	March 31, 2007(*)
Current Assets
Cash and Time Deposits	¥488,865	¥443,322
Notes Receivable, Trade	189,285	266,643
Accounts Receivable, Trade	1,436,047	1,488,412
Securities	1,565	4,833
Inventories	219,524	161,440
Real Estate for Sale	19,394	15,436
Contract Work in Process	2,336	2,008
Advance Payments to Suppliers	50,547	44,740
Prepaid Expenses	5,260	3,153
Accounts Receivable, Other	60,791	84,075
Accrued Income	7,195	8,634
Short-Term Loans Receivable	245,379	214,417
Deferred Tax Assets—Current	16,112	13,407
Derivative Assets	88,835	53,284
Other	44,213	46,076
Allowance for Doubtful Receivables	(14,537)	(15,852)

Total Current Assets	2,860,818	2,834,035
Non-Current Assets
Tangible Assets (Net)
Leased-out Property	35,139	40,171
Buildings	23,404	24,868
Structures	856	933
Machinery and Equipment	126	140
Ships	3	3
Vehicles	377	593
Furniture and Fixtures	3,777	3,986
Timberland and Timber	7,624	7,615
Land	12,181	12,957
Construction in Progress	—	148

Total Tangible Assets (Net)	83,492	91,418
Intangible Assets
Leasehold Rights	5,987	5,987
Trademark Rights	802	913
Software	17,647	14,781
Other	3,798	3,639

Total Intangible Assets	28,235	25,321

(*)	Supplementary information

[continued on next page]

[continued from previous page]

Investments and Other Assets
Investments in Securities	681,390	861,075
Investments in Subsidiaries and Associated Companies	987,929	940,394
Ownership	19,264	9,765
Ownership in Subsidiaries and Associated Companies	358,215	369,199
Long-Term Loans Receivable	125,708	159,584
Long-Term Accounts Receivable	56,088	71,527
Long-Term Prepaid Expenses	66,575	46,476
Other	18,335	32,796
Allowance for Doubtful Receivables	(54,435)	(71,607)

Total Investments and Other Assets	2,259,072	2,419,214

Total Non-Current Assets	2,370,800	2,535,954

Total Assets	5,231,618	5,369,989

LIABILITIES AND EQUITY

(Millions of Yen)	March 31, 2008	March 31, 2007(*)
Current Liabilities
Notes Payable, Trade	¥38,752	¥58,860
Accounts Payable, Trade	1,137,278	1,166,271
Short-Term Borrowings	164,720	249,960
Commercial Paper	40,000	50,000
Current Portion of Debentures and Bonds	10,000	30,000
Accounts Payable, Other	60,905	76,371
Accrued Income Taxes	54,280	8,429
Accrued Expenses	38,110	36,652
Advances from Customers	51,018	46,741
Deposits Received	6,967	2,917
Deferred Income	26,328	6,512
Liability for Bonuses to Directors	—	270
Derivative Liabilities	59,535	—
Other	7,471	45,767

Total Current Liabilities	1,695,370	1,778,757
Long-Term Liabilities
Bonds	568,334	558,348
Convertible Bonds	7,960	36,577
Long-Term Borrowings	1,636,492	1,596,715
Deferred Tax Liabilities—Non-Current	40,183	99,761
Liability for Retirement Benefits	9,708	7,808
Allowance for the Obligation for Guarantees and Commitments	10,517	13,258
Other	31,990	45,363

Total Long-Term Liabilities	2,305,187	2,357,832

Total Liabilities	4,000,557	4,136,590

Shareholders’ Equity
Common Stock	337,543	323,212
Capital Surplus
Capital Reserve	363,833	349,547
Other Capital Surplus	133	73

Total Capital Surplus	363,966	349,620
Retained Earnings
Legal Reserve	27,745	27,745
Other Retained Earnings
General Reserve	176,851	176,851
Special Reserve	1,619	1,619
Reserve for Loss on Overseas Investments	8,424	3,716
Reserve for Tax-Deductible Write-down of Tangible Assets	659	1,402
Retained Earnings—carry forward	223,555	141,691

Total Retained Earnings	438,856	353,027
Treasury Stock	(4,959)	(3,297)
Total Shareholders’ Equity	1,135,407	1,022,563

(*)	Supplementary information

[continued on next page]

[continued from previous page]

Valuation and Translation Adjustments
Net Unrealized Gain on Available-for-Sale Securities	82,288	212,478
Deferred Gain (Loss) on Derivatives under Hedge Accounting	13,364	(1,642)

Total Valuation and Translation Adjustments	95,653	210,835

Total Equity	1,231,061	1,233,398

Total Liabilities and Equity	5,231,618	5,369,989

●	STATEMENTS OF INCOME

(Millions of Yen)	Year ended March 31, 2008	Year ended March 31, 2007(*)
Sales	¥12,291,218	¥11,407,301
Cost of Sales	12,079,314	11,194,164

Gross Profit	211,903	213,136
Selling, General and Administrative Expenses	201,533	198,061

Operating Profit	10,370	15,074
Non-Operating Income
Interest Income	16,966	16,633
Dividend Income	272,308	156,992
Other	9,919	10,925

Total Non-Operating Income	299,194	184,551
Non-Operating Expenses
Interest Expense	41,664	36,948
Other	14,040	19,550

Total Non-Operating Expenses	55,705	56,498

Ordinary Profit	253,859	143,128
Extraordinary Gains
Gain on Sales of Tangible Assets	131	392
Gain on Sales of Investments in Securities and Subsidiaries and Associated Companies	64,559	57,173
Gain on Reversal of Provision for Doubtful Receivables	958	1,196
Gain on Reversal of Accrued Compensation and Other Charges Related to DPF Incident	—	3,864

Total Extraordinary Gains	65,649	62,627
Extraordinary Losses
Loss on Sales of Tangible Assets	525	606
Impairment Losses	15,763	1,329
Loss on Sales of Investments in Securities and Subsidiaries and Associated Companies	863	1,845
Loss on Write-Down of Investments in Securities and Subsidiaries and Associated Companies	43,715	26,570
Provision for Doubtful Receivables from Securities and Subsidiaries and Associated Companies	5,097	2,178
Provision for the Obligation for Guarantees and Commitments	2,482	13,258

Total Extraordinary Losses	68,448	45,789

(*)	Supplementary information

[Continued on next page]

[Continued from previous page]

(Millions of Yen)	Year ended March 31, 2008	Year ended March 31, 2007(*)
Income before Income Taxes	251,059	159,966
Income Taxes—Current	63,765	18,306
Income Taxes—Assessed for Previous Fiscal Year	8,731	2,375
Income Taxes—Deferred	20,657	20,696

Net Income	157,905	118,588

(*)	Supplementary information

●	STATEMENT OF CHANGES IN EQUITY

(Year ended March 31, 2008)

(Unit: Millions of Yen)

	Shareholders’ Equity
	Common Stock	Capital Surplus			Retained Earnings
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Legal Reserve	Other Retained Earnings
						General Reserve	Special Reserve	Reserve for Loss on Overseas Investments
Balance as of March 31, 2007	323,212	349,547	73	349,620	27,745	176,851	1,619	3,716
Changes during period
New Share Issuance	14,331	14,285		14,285
Addition to Reserve for Loss on Overseas Investments								5,295
Reversal of Reserve for Loss on Overseas Investments								(588)
Reversal of Reserve for Tax-Deductible Write-down of Tangible Assets
Cash Dividends
Net Income
Acquisition of Treasury Stock
Disposal of Treasury Stock			60	60
Net Changes during Period of items in Valuation and Translation Adjustments
Total Changes during period	14,331	14,285	60	14,345	—	—	—	4,707
Balance as of March 31, 2008	337,543	363,833	133	363,966	27,745	176,851	1,619	8,424

	Shareholders’ Equity					Valuation and Translation Adjustments			Total Equity
	Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gain on Available- for-Sale Securities	Deferred Gain (Loss) on Derivatives under Hedge Accounting	Total Valuation and Transaction Adjustments
	Other Retained Earnings		Total Retained Earnings
	Reserve for Tax- Deductible Write- down of Tangible Assets	Retained Earnings - carry forward
Balance as of March 31, 2007	1,402	141,691	353,027	(3,297)	1,022,563	212,478	(1,642)	210,835	1,233,398
Changes during period
New Share Issuance					28,616				28,616
Addition to Reserve for Loss on Overseas Investments		(5,295)	—		—				—
Reversal of Reserve for Loss on Overseas Investments		588	—		—				—
Reversal of Reserve for Tax-Deductible Write-down of Tangible Assets	(742)	742	—		—				—
Cash Dividends		(72,076)	(72,076)		(72,076)				(72,076)
Net Income		157,905	157,905		157,905				157,905
Acquisition of Treasury Stock				(1,756)	(1,756)				(1,756)
Disposal of Treasury Stock				95	155				155
Net Changes during Period of items in Valuation and Translation Adjustments						(130,189)	15,007	(115,182)	(115,182)
Total Changes during Period	(742)	81,863	85,828	(1,661)	112,844	(130,189)	15,007	(115,182)	(2,337)
Balance as of March 31, 2008	659	223,555	438,856	(4,959)	1,135,407	82,288	13,364	95,653	1,231,061

(Supplementary Information) (Year ended March 31, 2007)

(Unit: Millions of Yen)

	Shareholders’ Equity
	Common Stock	Capital Surplus			Retained Earnings
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Legal Reserve	Other Retained Earnings
						General Reserve	Special Reserve	Reserve for Loss on Overseas Investments
Balance as of March 31, 2006	295,766	322,189	32	322,221	27,745	176,851	1,619	5,075
Changes during period
New Share Issuance (Note 1)	27,446	27,358		27,358
Reversal of Reserve for Loss on Overseas Investments (Note 2)								(863)
Reversal of Reserve for Loss on Overseas Investments								(494)
Reversal of Reserve for Tax-Deductible Write-down of Tangible Assets (Note 2)
Reversal of Reserve for Tax-Deductible Write-down of Tangible Assets
Cash Dividends (Note 2)
Cash Dividends
Bonuses to Directors (Note 2)
Net Income
Acquisition of Treasury Stock
Disposal of Treasury Stock			40	40
Net Changes during Period of items in Valuation and Translation Adjustments
Total Changes during period	27,446	27,358	40	27,399	—	—	—	(1,358)
Balance as of March 31, 2007	323,212	349,547	73	349,620	27,745	176,851	1,619	3,716

	Shareholders’ Equity					Valuation and Translation Adjustments			Total Equity
	Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gain on Available-for-Sale Securities	Deferred Loss on Derivatives under Hedge Accounting	Total Valuation and Transaction Adjustments
	Other Retained Earnings		Total Retained Earnings
	Reserve for Tax- Deductible Write-down of Tangible Assets	Retained Earnings - carry forward
Balance as of March 31, 2006	1,597	75,191	288,081	(1,914)	904,154	186,853	—	186,853	1,091,007
Changes during period
New Share Issuance (Note 1)					54,804				54,804
Reversal of Reserve for Loss on Overseas Investments (Note 2)		863	—		—				—
Reversal of Reserve for Loss on Overseas Investments		494	—		—				—
Reversal of Reserve for Tax-Deductible Write-down of Tangible Assets (Note 2)	(114)	114	—		—				—
Reversal of Reserve for Tax-Deductible Write-down of Tangible Assets	(80)	80	—		—				—
Cash Dividends (Note 2)		(24,123)	(24,123)		(24,123)				(24,123)
Cash Dividends		(29,289)	(29,289)		(29,289)				(29,289)
Bonuses to Directors (Note 2)		(230)	(230)		(230)				(230)
Net Income		118,588	118,588		118,588				118,588
Acquisition of Treasury Stock				(1,462)	(1,462)				(1,462)
Disposal of Treasury Stock				78	119				119
Net Changes during Period of items in Valuation and Translation Adjustments						25,624	(1,642)	23,982	23,982
Total Changes during Period	(195)	66,499	64,946	(1,383)	118,408	25,624	(1,642)	23,982	142,391
Balance as of March 31, 2007	1,402	141,691	353,027	(3,297)	1,022,563	212,478	(1,642)	210,835	1,233,398

Note 1: Shares issued upon conversions of convertible bonds

Note 2: Appropriation of retained earnings in the Annual Shareholders’ Meeting held in June 2006

Notes to Non-Consolidated Financial Statements (Year ended March 31, 2008)

Significant Accounting Policies

1.	Securities are classified and accounted for as follows: Trading securities are stated at market value, whose costs of sales are determined by the moving average method. Held-to-maturity debt securities, which are expected to be held to maturity, are stated at amortized cost, determined by the straight-line method.

Investment in subsidiaries and associated companies are stated at cost, determined by the moving-average method.

Marketable available-for-sale securities, whose costs of sales are determined by the moving-average method, are reported at market value at year-end, with unrealized gains and losses reported in a separate component of equity.

Non-marketable available-for-sale securities are stated at cost, determined by the moving-average method.

Except for trading securities, those securities, whose market value or equity in net assets is materially lower than carrying value on and around the balance sheet date; are devaluated after determining whether the value could be recoverable.

2.	Derivatives are stated at fair value. Cash in trusts for trading purposes are also stated at fair value.

3.	Inventories are stated at the either cost or market, whichever is lower. Cost is determined principally by the specific identification method and, for certain items, by the moving-average method or the first-in, first-out method.

4.	Depreciation of tangible fixed assets is computed using the declining-balance method. Depreciation of buildings (excluding equipment and fixtures) acquired on or after April 1, 1998, is computed using the straight-line method. The estimated useful lives for the majority of tangible fixed assets are as follows: Leased-out Property: 2-51 years; Buildings: 2-50 years; Furniture and Fixtures: 2-20 years.

Depreciation of intangible fixed assets is computed using the straight-line method. Software for the Company’s own use is amortized based on the straight-line method over the period it can be used (five years in principle).

5.	Specific costs, which may be capitalized as deferred charges, are principally charged to costs when incurred.

6.	To provide for possible losses on collection, the allowance for doubtful receivables that is set aside for receivables in general is computed using the actual ratio of bad debts. For certain receivables, the amount deemed unrecoverable is set aside in the allowance on an individual basis.

As the total limit of bonuses payable to Directors was determined by General Meeting of Shareholders resolution in this fiscal year and it will be paid in accordance with the formula based on business performance, the accrued director’s bonuses of ¥410 million, which is attributable to this fiscal year is included in Accrued Expenses in Current Liabilities instead of Liability for Bonuses to Directors.

The liability for retirement benefits is recorded based on projected benefit obligations and plan assets at the balance sheet date with the Corporate Pension Fund plan and other retirement benefit plans.

Unrecognized prior service cost is amortized over seven years from the date of the revision of the pension plan, which is within the average remaining service period of employees. The unrecognized actuarial gain or loss that arose in the current year is amortized over seven years starting with the following fiscal year, which is within the average remaining service period of employees.

To provide for contingent losses on the obligation for guarantees and commitments to subsidiaries, etc an amount is set aside as deemed necessary, considering the financial position of the indemnities.

7.	Receivables and Payables denominated in foreign currencies are translated into Japanese yen at year-end exchange rates on the balance sheet dated. The foreign exchange gains and losses from translation are recognized in the income statement.

8.	Finance leases, except those where the ownership of the property transfers to the lessee, are accounted for as operating leases.

9.	For derivatives which meet hedge accounting criteria, except for available-for-sale securities, gains or losses on derivatives are deferred until realization of the hedged items.

For derivatives which meet hedge accounting criteria for available-for-sale securities, fair value hedge accounting is applied.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not re-measured at market value, but the differential paid or received under the swap agreements is recognized on an accrual basis and included in interest expense or income.

Foreign currency forward exchange contracts to hedge monetary assets and liabilities denominated in foreign currencies are stated at fair value accounted for under the principle method of the Accounting Standards for Financial Instruments.

The Company enters into derivative financial instruments transactions and foreign currency borrowings to hedge foreign exchange risk associated with monetary assets and liabilities denominated in foreign currencies and forward contract of trade, etc and interest risk in the course of business activities and market risk of commodities and trading contracts.

Apart from trading transaction risks, market volatility risks related to foreign currency exchange rates, interest rates and commodity prices in the ordinary course of business are hedged using derivative financial instruments, considering the specific risk characteristics based on internal risk control policies.

The effectiveness between the hedging instruments and the hedged items is evaluated considering individual transactions characteristics.

10.	All transactions are accounted for net of consumption taxes.

Changes in Accounting Policies

Not applicable.

Change in Presentation

“Derivative Liabilities” which was included in “Others” in previous years has been presented as a separate item beginning this fiscal year due to an increase in materiality.

The amount of Derivative Liabilities as of March 31, 2007 was ¥33,859 million.

Notes to the Balance Sheet

1. Assets pledged as security and related liabilities	(Unit: Millions of Yen)

Assets pledged as security		Details
Type	Book Value at End of Period	For Long-Term Borrowings (See Note 1)	As Security for Trading Contracts	For Guarantees
Deposits	143	—	143	—
Accounts Receivable	5,772	5,772	—	—
Land, Timberland and Timber	568	568	—	—
Investments in Securities, Investment in Subsidiaries and Associated Companies	32,453	15,170	14,026	3,256
Long-Term Loans Receivable	4,064	4,064	—	—

Total	43,002	25,575	14,170	3,256

Note 1: Corresponds to the long-term borrowing secured of ¥27,250 million.

Note 2: In addition to the above, bank borrowings under certain provisions of loan agreements which require the Company, upon the request of the bank, immediately to provide collateral, which is not specified in the loan agreements, were ¥66,686 million

2.	Monetary assets held as security from others, for which the Company has free disposal rights: ¥8,925 million

3.	Accumulated depreciation of tangible assets: ¥89,774 million

4.	Contingent liabilities

(1) Guarantee	(Unit: Million of Yen)

The guaranteed	Amount of guarantee (Note 1)
1. Guarantees related to trading partner bank borrowings, trade payable and other
Lepta Shipping Co., Ltd.	130,857
Mitsui & Co., Energy Risk Management Ltd.	85,300
Mitsui Bussan Raw Materials Development Corp.	78,149
Mitsui Oil (Asia) Hong Kong Ltd.	77,877
Clio Marine Inc.	66,422
Mitsui Coal Holdings Pty., Ltd.	54,194
Mitsui & Co. Precious Metals, Inc.	51,411
Mitsui & Co. Financial Services (Europe) B.V.	49,063
Mitsui Raw Materials Development Pty. Ltd.	41,093
Mitsui Power Ventures Ltd.	39,270
Other-266 companies	583,225

Sub-total (See Note 2)	1,256,861
2. Guarantees related to bank borrowings of overseas trading subsidiaries
Mitsui & Co. (U.S.A), Inc.	190,970
Other-8 overseas trading subsidiaries	67,270

Sub-total (See Note 3)	258,240

Grand total	1,515,102

Note 1:	For joint guarantee agreements with two or more guarantors or guarantee agreements with re-guarantees by other companies, the amounts presented above only include the portion which the Company bears under such agreements.

Note 2:	Commitments and other letters similar to guarantees amounting to ¥5,936 million are included.

Note 3:	Commitments and other letters similar to guarantees amounting to ¥125,178 million are included.

Note 4:	Presented above are subsidiaries and associated companies whose guarantee fee amounts and their payment conditions have been determined individually considering their business substance.

(2)	Notes receivable discounted amount to ¥56,443 million.

Export bills of exchange under letters of credit, discounted at intermediary banks but not yet paid by the banks extending the letters of credit, of ¥42,938 million, are included in notes receivable discounted.

(3)	Other

The Company was audited by the Tokyo Regional Taxation Bureau with regard to a transfer price taxation in connection with the LNG Project in Western Australia for the six fiscal years from the year ended March 31, 2000 to the year ended March 31, 2005. At the end of June 2006 and 2007, the Company received notices of tax assessment from the Tokyo Regional Taxation Bureau for the years ended March 31, 2000 and 2001, respectively. Based on the notices of tax assessment, the taxable incomes were corrected by ¥4,863 million and ¥8,224 million, and additional tax liabilities for income taxes were ¥2,375 million and ¥3,686 million, respectively. The Company has paid the additional taxes. The Company disagrees with the assessment and registered its protest in August 2006, and in addition, lodged an application in November 2006 for the mutual agreement procedure pursuant to a provision in the tax treaty between Japan and Australia in order to settle the double taxation.

The Company believes that the amount of the correction for the years ended March 31, 2000 and 2001 and tax liabilities for the period from the year ended March 31, 2002 to the year ended March 31, 2005, arising from the final correction, if any, will be affected by the result of the mutual agreement procedure, which is still continuing. The effect of this matter is reflected in the financial statements for the year ended March 31, 2008, which include the payments made based on the assessments received and the estimated amount of additional tax liabilities.

5.	Receivables from and payables to subsidiaries and associated companies:

Short-term receivables: ¥680,473 million	Long-term receivables: ¥144,506 million
Short-term payables: ¥309,958 million	Long-term payables: ¥1,735 million

Notes to the Statement of Income

1.	Transactions with subsidiaries and associated companies:

Sales:	¥2,441,041 million
Purchases:	¥4,545,576 million
Other non-operating transactions:	¥279,772 million

2.	Gain on Sales of Investments in Securities and Subsidiaries and Associated Companies

The amount of Gain on Sales of Investments in Securities and Subsidiaries and Associated Companies include gain on a share-for-share deal amounting to ¥642 million, where the Company obtained available-for-sale securities for securities of subsidiaries and associated companies under a business combination

3.	Impairment losses

Certain land and other assets in 3 locations (mainly in and around the capital region) have suffered continuous declines in land prices. The Company has recorded an Impairment Loss of Fixed Assets as an extraordinary item, as the carrying value of the assets exceeds its recoverable value. The Impairment Loss consists of: Building, ¥929 million; Land ¥893 million; and Other, ¥21 million. Recoverable values are mainly calculated according to net saleable value based on similar market transactions.

Additionally, concerning Land held under long-term development policy (located in Ibaraki-city, Osaka Pref.), the Urban Renaissance Agency which is responsible for land readjustment had decided to change their business plan drastically, upon receiving the negative appraisal of the business execution from their business appraisal supervisory committee. The Company has re-evaluated its recoverable value on the assumption of possessing it under the present conditions and recorded an Impairment Loss of ¥13,919 million as an extraordinary item, as the carrying value of the assets exceeds its net sales value calculated based on posted land price.

4.	Provisions for the obligation for guarantees and commitments

Includes ¥2,448 million related to subsidiaries and associated companies.

5.	Income Taxes—Assessed for Previous Fiscal Year

The amount consists of the payment based on the received notices of tax correction and estimated amount of additional tax liabilities as to a transfer price taxation in connection with the business transaction between the Company and its subsidiaries in Australia.

Notes to the Statement of Changes in Equity

New Share Issuance

New share issuance has been caused by the conversions of convertible bonds.

Numbers of treasury stock as of the ended of fiscal year end

Common stock                            3,325,430 shares

Tax-Effect Accounting

The principal items, which comprise deferred tax assets and deferred tax liabilities, were as follows:

(Millions of Yen)

Deferred tax assets
Allowance for doubtful receivables	¥13,457
Impairment loss of investments in securities, subsidiaries and associated companies	51,136
Impairment loss of fixed assets	12,848
Impairment loss of real estates for sale and lease-out	1,329
Accrued bonuses	9,746
Undistributed earnings of tax-haven subsidiaries	4,391
Others	11,781

Subtotal deferred tax assets	104,688
Valuation allowance	(54,262)

Total deferred tax assets	50,426
Deferred tax liabilities
Net unrealized gain on available-for-sale securities	54,293
Deferred gain on derivatives under hedge accounting	9,288
Reserve for loss on overseas investments loss	5,854
Gain on contribution of securities to retirement benefit trust	3,987
Others	1,075

Total deferred tax liabilities	74,497

Net deferred tax liabilities	¥24,071

Leased Fixed Assets

Significant off-balance leased assets include buildings used for distribution & delivery centers.

Transactions with Related Parties

Company Name: Mitsui & Co. Financial Services Co., Ltd.

Relationship: Subsidiary

Ownership of Voting Shares: 100% direct ownership

Relationship with Related Parties: Dispatching directors, and providing finance

Transaction Content: Loans

Transaction Amount: ¥840,690 million

Amount as of the current fiscal year: Short-term loans receivable ¥47,000 million. Long-term loans receivable ¥40,411 million

Transaction Conditions and Transaction Policy: Financing condition is determined considering market interest rates, with repayment terms of short-term loan receivables set at approximately one to three months.

Company Name: Mitsui & Co. Financial Services (Europe) B.V.

Relationship: Subsidiary

Ownership of Voting Shares: 75% direct ownership, 25% indirect ownership

Relationship with Related Parties: Dispatching directors, and providing finance

Transaction Content: Loans

Transaction Amount: ¥410,304 million

Amount as of the current fiscal year: Short-term loans receivable ¥32,113 million

Transaction Conditions and Transaction Policy: Financing condition is determined considering market interest rates, with repayment terms of short-term loan receivables set at approximately one to three months.

Per Share Information

Equity per Share	¥677.57
Basic Net Income per Share	¥87.47
Diluted Net Income per Share	¥86.59

Significant Subsequent Events

There are no material subsequent events to be disclosed.

Business Combinations

1. The following business combinations have occurred, which were accounted for as transactions under common control.

(Business combination during the fiscal year ended March 31, 2008)

Name of surviving company, etc	Names of companies related to business combinations, etc	Category of business combinations	Summary of business combinations

Mitsui Knowledge Industry. Co. Ltd.

1. NextCom K.K.

(which is listed on the 2nd. Section of Tokyo Stock Exchange, and in which the Company held 49.002% of voting shares.)

2. Mitsui Knowledge Industry. Co. Ltd.

(which is listed on the 2nd. Section of Tokyo Stock Exchange, and in which the Company held 67.373% of voting shares.)

		Merger	They merged on April 1, 2007 in order to reinforce their financial structure by establishing a stable earning base and achieve higher growth by providing a wide variety of IT services in response to diversifying customer needs.

Mitsui & Co. (Asia Pacific) Pte Ltd.	1. Mitsui & Co. (Asia Pacific) Pte Ltd. (in which the Company holds 100% of voting shares.) 2. Singapore branch of the Company	Contribution in-kind	The Company made a contribution in-kind of its Singapore branch’s assets amounting to ¥130,897 million and the liabilities amounting to ¥127,163 million to Mitsui & Co. (Asia Pacific) Pte Ltd. on April 1, 2007. As well, the Company transferred all of its business and personnel thereto.

(Business combination after the fiscal year ended March 31, 2008)

Name of surviving company, etc	Names of companies related to business combinations, etc	Category of business combinations	Summary of business combinations

Mitsui & Co. Steel Ltd.

1. Mitsui & Co. Steel Ltd.

(in which the Company holds 100% of voting shares.)

2. SINTSUDA CORPORATION

(in which the Company holds 100% of voting shares.)

3. Mitsui & Co. Stainless and Special Steel Ltd.

(in which the Company holds 100% of voting shares.)

4. Mitsui Bussan Plate Processing Corporation

(in which the Company holds 100% of voting shares.)

		Merger	They merged on April 1, 2008 in order to reinforce trading, marketing and distribution of steel products focusing on the Japanese domestic market and achieve the greatest business efficiencies.

Mitsui Bussan Metals Co., Ltd.	1. Mitsui Bussan Raw Materials Development Corporation (in which the Company holds 100% of voting shares.) 2. Mitsui Bussan Metals Sales Co., Ltd. (in which the Company holds 100% of voting shares.)	Merger	They merged on April 1, 2008 in order to enhance their sales and marketing performance in all mineral & metal businesses through their nationwide network, and reinforce their business control.

Mitsui Rail Capital Europe B.V.	1. Mitsui Rail Capital Europe B.V. (in which the Company holds 75% of voting shares.) 2. MRCE Dispolok GmbH (in which the Company holds 75% of voting shares.)	Contribution in-kind	The Company made a contribution in-kind of shares of MRCE Dispolok GmbH, in which the Company holds 75% of voting shares and Mitsui & Co. Europe Holdings Plc. holds the rest, to Mitsui Rail Capital Europe B.V. in which the Company holds 75% of voting shares and Mitsui & Co. Europe Holdings Plc. holds the rest, on April 1, 2008 in order to achieve the greatest business efficiency and expand the locomotive leasing business.

Mitsui Bussan Plastics Trade Co.,Ltd.

1. Mitsui Bussan Plastics Co., Ltd.

(in which the Company holds 100% of voting shares.)

2. Mitsui Bussan Plastics Kansai Co. Ltd.

(in which the Company holds 100% of voting shares.)

3. Nippon Trading Co., Ltd.

(in which the Company holds 100% of voting shares.)

		Merger	They merged on April 1, 2008 in order to reinforce trading, marketing and distribution of plastics and chemical products and achieve the greatest business efficiencies.

2. Other than the above, the following take over of material assets and liabilities has occurred.

Name of surviving company, etc	Names of companies related to business combinations, etc	Category of business combinations	Summary of business combinations

Mitsui & Co., Ltd.	1. Mitsui Bussan Metals Sales Co., Ltd. A part of aluminum and copper business (in which the Company holds 100% of voting shares.) 2. The Company	Take over of assets and liabilities	The Company took over assets amounting to ¥48,903 million, liabilities amounting to ¥28,061 million and businesses relating to aluminum and copper from Mitsui Bussan Metals Sales Co., Ltd. on February 1, 2008 in order to achieve the greatest efficiency for the Non-ferrous business.

(Figures presented in the balance sheet, the statement of income, statement of changes in equity, and notes are displayed following rounding down to the nearest million yen.)

(translations)

INDEPENDENT AUDITORS’ REPORT (COPY)

INDEPENDENT AUDITORS’ REPORT (COPY)

May 13, 2008

To the Board of Directors of Mitsui & Co., Ltd.

Deloitte Touche Tohmatsu

Designated Partner, Engagement Partner,

Certified Public Accountant:

Katsuji Hayashi

Designated Partner, Engagement Partner,

Certified Public Accountant:

Hidehiko Yuki

Designated Partner, Engagement Partner,

Certified Public Accountant:

Keiji Nakae

Pursuant to fourth clause of Article 444 of the Corporate Law, we have audited the consolidated financial statements, namely the consolidated balance sheet as of March 31, 2008 of Mitsui & Co., Ltd. and subsidiaries (“the Company”), the related statements of consolidated income and consolidated shareholders’ equity and the related notes to the consolidated financial statements for the fiscal year from April 1, 2007 to March 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mitsui and Co., Ltd. and subsidiaries as of March 31, 2008, and the results of their operations for the year then ended in conformity with the recognition and measurement criteria of accounting principles generally accepted in the United States of America, as modified by the first clause of Article 148 of the accounting regulation of the Corporate Law. (Refer to Consolidated Financial Statements, Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements, 2. Summary of Significant Accounting Policies, (1) Basis of consolidated financial statements).

Additional information:

1.	As discussed in Notes to Consolidated Financial Statements, Note to Consolidated Balance Sheets, 2. Contingent liabilities, (2) Other, the Company was audited by the Tokyo Regional Taxation Bureau with regard to a transfer price taxation for the six fiscal years from the year ended March 31, 2000 to the year ended March 31, 2005, and received notices of tax assessment from the Tokyo Regional Taxation Bureau for the years ended March 31, 2000 and 2001. The Company disagrees with the assessment and registered its protest, and lodged an application for the mutual agreement procedure pursuant to a provision in the tax treaty between Japan and Australia. The effect of this matter was recorded in accordance with FASB Interpretation (“FIN”) No.48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.”

2.	As discussed in Notes to Consolidated Financial Statements, Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements, 3. Summary of a Change in Significant Accounting Policies, Accounting for Uncertainty in Income Taxes, effective April 1, 2007, the Company changed its method of accounting for uncertainty in income taxes to conform to FIN No. 48.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(translations)

INDEPENDENT AUDITORS’ REPORT (COPY)

INDEPENDENT AUDITORS’ REPORT (COPY)

May 13, 2008

To the Board of Directors of Mitsui & Co., Ltd.

Deloitte Touche Tohmatsu

Designated Partner, Engagement Partner,

Certified Public Accountant:

Katsuji Hayashi

Designated Partner, Engagement Partner,

Certified Public Accountant:

Hidehiko Yuki

Designated Partner, Engagement Partner,

Certified Public Accountant:

Keiji Nakae

Pursuant to first item, second clause of Article 436 of the Corporate Law, we have audited the financial statements, namely, the balance sheet as of March 31, 2008 of Mitsui & Co., Ltd. (the “Company”), and the related statements of income and changes in equity and the related notes, for the 89th fiscal year from April 1, 2007 to March 31, 2008, and the accompanying supplemental schedules. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the accompanying supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the accompanying supplemental schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and the accompanying supplementary schedules presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the accompanying supplemental schedules referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2008, and the results of its operations for year then ended in conformity with accounting principles generally accepted in Japan.

Additional information:

As discussed in Notes to Balance Sheets, 4. Contingent liabilities, (3) Other, the Company was audited by the Tokyo Regional Taxation Bureau with regard to transfer price taxation for the six fiscal years from the year ended March 31, 2000 to the year ended March 31, 2005, and received notices of tax assessment from the Tokyo Regional Taxation Bureau for the years ended March 31, 2000 and 2001. The Company disagrees with the assessment and registered its protest, and lodged an application for the mutual agreement procedure pursuant to a provision in the tax treaty between Japan and Australia. The effect of this matter is reflected in the financial statements for the year ended March 31, 2008, which include the payments made based on the assessments received and the estimated amount of additional tax liabilities.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language, and “ the accompanying supplement schedules” referred to in this report are not included in attached financial documents.

CORPORATE AUDITORS’ REPORT

(translations)

Having examined the Directors’ performance of their duties during the 89th fiscal year from April 1, 2007, to March 31, 2008, we, the Board of Corporate Auditors, make this report as follows, based upon discussion on the basis of the reports submitted by the respective Corporate Auditors:

1. METHODS AND SUBSTANCE OF AUDIT BY CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

The Board of Corporate Auditors decided upon auditing policies, allocation of work duties, etc., received a report on the auditing work performed and its results from each Corporate Auditor, and received a report on their status of work executed from the Directors and the Independent Auditors and requested their explanations as necessary.

While conforming to the auditing standards as decided by the Board of Corporate Auditors, the auditing policies, the allocation of duties, etc., each Corporate Auditor endeavored to facilitate mutual understanding with the Directors, the internal auditing division and other employees, endeavored to collect information and to improve the auditing environment, attended the meetings of the Board of Directors and other important meetings, received a report on their status of work executed from the Directors and the employees and requested their explanations as necessary, inspected material internal decision-making documents, etc., and investigated the status of operations and assets of the headquarters and major business sites. In addition, audit was conducted of the substance of decisions made by the Board of Directors with regard to “Necessary systems to ensure appropriate operations” (pursuant to Article 362(4) (6) of the Corporate Law of Japan) and of the status of the systems actually developed on the basis of the said decisions (the “internal control systems”). With regard to subsidiaries, we endeavored to facilitate mutual understanding and exchanging of information with their directors, corporate auditors, etc., and collected reports on their business as necessary. Based on the above methods, the business report and its supplementary schedules for the relevant fiscal year were examined.

In addition, we examined whether the independence of the Independent Auditors was maintained and whether appropriate audit was being undertaken, received reports from the Independent Auditors on the status of operations, and requested explanations as necessary. We also received reports from the Independent Auditors that “Necessary systems to ensure appropriate execution of operations” (pursuant to Article 159 of the Corporate Accounting Regulations of Japan) was duly developed in line with “Quality control standards for auditing” (issued by the Japan Corporate Accounting Council on October 28, 2005), and requested explanations as necessary. Based on the above methods, we examined the financial statements for the relevant fiscal year (the balance sheet, the statements of income, the changes in shareholders’ equity and the notes to non-consolidated financial statements) and their supplementary schedules and then the consolidated financial statements for the relevant fiscal year (the consolidated balance sheet, the statements of consolidated income, the statements of consolidated shareholders’ equity and the notes to consolidated financial statements).

2. RESULTS OF AUDIT

(1)	Results of examination of the business report, etc.

	In our opinion, the business report and its supplementary schedules are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation of the Company and fairly present the state of the Company’s affairs.

‚	We have found no misconduct or no material fact constituting a violation of any applicable laws and regulations of Japan or the Articles of Incorporation in connection with the Directors’ performance of their duties

ƒ	In our opinion, the substance of the decisions made by the Board of Directors with regard to the internal control systems is appropriate. Further, we find no matters that require noting with regard to the Directors’ performance of their duties in connection with the internal control systems.

(2)	Results of examination of the financial statements and their supplementary schedules

In our opinion, the auditing methods used and the conclusions reached by the Independent Auditors, Deloitte Touche Tohmatsu, are appropriate.

(3)	Results of examination of the consolidated financial statements

In our opinion, the auditing methods used and the conclusions reached by the Independent Auditors, Deloitte Touche Tohmatsu, are appropriate.

May 14, 2008

Board of Corporate Auditors

Mitsui & Co., Ltd.

Corporate Auditor (full time)	Tasuku Kondo
Corporate Auditor (full time)	Satoru Miura
Corporate Auditor (full time)	Motonori Murakami
Corporate Auditor	Ko Matsukata
Corporate Auditor	Yasutaka Okamura
Corporate Auditor	Hideharu Kadowaki
Corporate Auditor	Naoto Nakamura

Note: Ko Matsukata, Yasutaka Okamura, Hideharu Kadowaki, and Naoto Nakamura are external Corporate Auditors

The above represents a translation, for convenience only, of the original report issued in the Japanese language.